As filed with the Securities and Exchange Commission on January
                            20, 1998


                 Registration No. 333-_________
               SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549
                         _______________

                            FORM S-3
     REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                         _______________

                PAREXEL INTERNATIONAL CORPORATION
     (Exact name of registrant as specified in its charter)

     Massachusetts                   8731                   04-2776269
    (State or other           (Primary Standard          (I.R.S. Employer
      Jurisdiction                Industrial          Identification Number)
    of incorporation     Classification Code Number)
     organization)
                        195 WEST STREET
                  Waltham, Massachusetts 02154
                         (781) 487-9900
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     JOSEF H. VON RICKENBACH
         PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHAIRMAN
                PAREXEL INTERNATIONAL CORPORATION
                         195 West Street
                  Waltham, Massachusetts 02154
                         (781) 487-9900
    (Name, address, including zip code, and telephone number, including area code, of agent for service)

                           Copies to:
                     WILLIAM J. SCHNOOR, JR.
                        HEATHER M. STONE
                 TESTA, HURWITZ & THIBEAULT, LLP
               High Street Tower, 125 High Street
                  Boston, Massachusetts  02110
                         (617) 248-7000
                         _______________

Approximate Date Of Commencement Of Proposed Sale To The Public:
As soon as practicable after this registration statement becomes effective.
 If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ___
 If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. x
 If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ____
 If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
____
 If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. __

CALCULATION OF REGISTRATION FEE
Title of    Amount    Proposed        Proposed        Amount of
Shares      to be     Maximum         Maximum         Registration
to be       Registe   Offering Price  Aggregate       Fee(2)
Registered  red       Per Share(1)    Offering
                                      Price(1)
Common      295,944   $34.13          $10,100,568.00  $2,979.67
Stock, $.01
par value
per share
(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.
(2) Pursuant to Rule 457(c) under the Securities Act of 1933, the registration fee has been calculated based upon the average of the high and low prices per share of Common Stock on the Nasdaq National Market on January 14, 1998.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

295,944 Shares
PAREXEL INTERNATIONAL CORPORATION
Common Stock

     This prospectus relates to the resale of up to 295,944 shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of PAREXEL International Corporation ("PAREXEL" or the "Company") by certain selling stockholders of the Company (collectively, the "Selling Stockholders"). The Shares may be sold from time to time by any or all of the Selling Stockholders in brokers' transactions, to market makers or in block placements at market prices prevailing at the time of sale or at prices otherwise negotiated. See "Selling Stockholders" and "Plan of Distribution." The Company will not receive any of the proceeds from the resale of the Shares. The Company has agreed to bear all of the expenses in connection with the registration and resale of the Shares (other than selling commissions and the fees and expenses of counsel or other advisors to the Selling Stockholders).

     The Shares include (i) 290,909 shares of Common Stock issued to former stockholders of Kemper-Masterson Inc. ("KMI") in connection with the merger of a wholly-owned subsidiary of the Company with and into KMI pursuant to an Agreement and Plan of Reorganization and Merger dated October 22, 1997, leaving KMI a wholly-owned subsidiary of the Company (the "KMI Merger"); and (ii) 5,035 shares of Common Stock issued to Perceptive Systems, Inc., a Colorado corporation doing business as Hayden Image Processing Group ("Hayden"), in connection with the purchase by the Company of substantially all of the assets of Hayden in exchange for shares of Common Stock of the Company pursuant to an Asset Purchase Agreement dated September 26, 1997 (the " Hayden Acquisition"). The Company has agreed to register up to 290,908 additional shares of Common Stock issued to certain of the Selling Stockholders approximately 180 days after the date of this Prospectus.

     The Common Stock of the Company is quoted on the Nasdaq National Market under the symbol "PRXL". On January 14, 1998, the last reported sale price for the Common Stock on the Nasdaq National Market was $33.75 per share.

See "Risk Factors," on page 7 for information that should be considered by prospective investors.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
A CRIMINAL OFFENSE.
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.
The date of this Prospectus is January 20, 1998

AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Commission maintains a Worldwide Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Common Stock of the Company is quoted on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, N.W., Washington, D.C. 20006.

The Company has filed with the Commission a Registration Statement on Form S-3 (including all amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information regarding the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any agreement or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement for a more complete description
of the matters involved.   The Registration Statement, including the
exhibits and schedules thereto, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or through its Worldwide Web site (http://www.sec.gov).

The Company will provide without charge to each person to whom a Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to PAREXEL International Corporation, Attention:
Investor Relations Department, 195 West Street, Waltham, Massachusetts, 02154, telephone number (781) 487-9900.

PAREXEL is a registered service mark of the Company.


INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated in this Prospectus by reference (File No. 0-27058):

     1. The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1997.

     2. The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

     3.The Company's Current Reports on Form 8-K dated August 7, 1997 and
       October 23, 1997.

     4.The description of the Company's Common Stock, $.01 par value per share, contained in the Registration Statement on Form 8-A filed under the Exchange Act and declared effective on November 21, 1995, including any amendment or report filed for the purpose of updating such description.

All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering of the Shares, shall be deemed to be incorporated by reference in this Prospectus and made a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in any Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

SUMMARY

     The following summary is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this Prospectus. This Prospectus may contain certain "forward-looking" information, as that term is defined by (i) the Private Securities Litigation Reform Act of 1995 (the "Act") and (ii) releases made by the Securities and Exchange Commission. Such information involves risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors." In December 1997, the Company acquired Kemper-Masterson, Inc. ("KMI") in a business combination accounted for as a pooling of interests. The accompanying supplemental consolidated financial statements have been retroactively restated to combine the accounts and operations of KMI with those of the Company for all periods presented.


THE COMPANY

PAREXEL International Corporation ("PAREXEL" or the "Company") is a leading contract research organization ("CRO") providing a broad range of knowledge-based product development and product launch services to the worldwide pharmaceutical, biotechnology and medical device industries. The Company's primary objective is to help clients quickly obtain the necessary regulatory approvals of their products and, ultimately, optimize the market penetration of those products. Over the past fifteen years, PAREXEL has developed significant expertise in disciplines supporting this strategy.
The Company's service offerings include: clinical trials management, data management, biostatistical analysis, medical marketing, clinical pharmacology, regulatory and medical consulting, performance improvement, industry training and publishing, and other drug development consulting services. The Company believes that its integrated services, therapeutic area depth, and sophisticated information technology, along with its experience in global drug development and product launch services, represent key competitive strengths.

The Company complements the research and development ("R&D") functions, as well as the marketing functions, of pharmaceutical and biotechnology companies. Through its high quality clinical research and medical marketing services, PAREXEL helps clients maximize the return on their significant investments in research and development by reducing the time and cost of clinically testing their products and launching those products into the commercial marketplace. By outsourcing these types of services, clients are provided with a variable cost alternative to the fixed costs associated with internal drug development and product marketing. Clients no longer need to staff to peak periods, and can benefit from PAREXEL's technical resource pool, broad therapeutic area expertise, global infrastructure designed to expedite parallel, multi-country clinical trials, and other expertise-oriented advisory services focused on accelerating time-to-market.

Headquartered near Boston, Massachusetts, the Company has 25 offices in 10 countries, and employs over 3,000 individuals. The Company has established footholds in the major health care markets around the world, including the United States, Japan, Germany, the United Kingdom ("U.K."), France, Italy, Spain, Sweden, Australia, and Israel. During fiscal 1997, PAREXEL derived 33% of its revenues from its international operations, distinguishing the Company from many of its competitors.

The CRO industry derives substantially all of its revenue from the pharmaceutical and biotechnology industries. The Company believes that the following trends will cause the CRO industry to continue to grow: (i) the worldwide research and development expenditures for new drugs, including amounts spent on services of the type provided by CROs, have experienced substantial growth in recent years as a result of pressures to develop new drugs for an aging population and for the treatment of life threatening diseases and chronic disorders; (ii) many pharmaceutical companies, in response to competitive pressures to accelerate time to market and contain costs, have turned to CROs as a means of adding more flexible drug development capacity to accommodate their full product pipelines, thereby shifting fixed costs to variable costs; (iii) pharmaceutical and biotechnology companies increasingly are attempting to maximize profits from a given drug by pursuing regulatory approvals in multiple countries in parallel, rather than sequentially, by outsourcing to CROs with global capabilities; (iv) as regulatory requirements in many jurisdictions have become more complex, the pharmaceutical and biotechnology industries are increasingly outsourcing to certain CROs to take advantage of their regulatory expertise, data management capabilities and global presence; and
(v) the growth of the biotechnology industry has increased the demand for expertise and services provided by outside sources, including CROs. There can be no assurance, however, that these trends will result in growth in the CRO industry.

Central to PAREXEL's success has been the Company's focused strategy on building its platform of knowledge in the pursuit of outstanding client service. This includes a focus on its core clinical research business; a focus on continuous process improvement, efficiency gains and leveraging internal expertise, resources and infrastructure; a focus on managing the Company's strong internal growth while augmenting the Company's knowledge base through strategic acquisitions; a focus on deeply and broadly penetrating key client accounts by offering a full spectrum of clinical development and medical marketing services; and always, a focus on outstanding quality and superior client service.

The Company's service philosophy involves a flexible approach which allows its clients to use the Company's services on an individual or bundled basis. The Company believes its expertise in conducting scientifically demanding trials and its ability to coordinate complicated global trials are significant competitive strengths. The Company continues to devote significant resources to developing innovative methodologies and sophisticated information systems designed to allow the Company to more effectively manage its business operations and deliver services to its clients. The Company has executed a focused growth strategy embracing internal expansion and strategic acquisitions to expand or enhance the Company's portfolio of services, geographic presence, therapeutic area knowledge, information technology, and client relationships.

The Company was incorporated in The Commonwealth of Massachusetts in 1983. Unless the context otherwise requires, the terms "PAREXEL" and "the Company" refer to PAREXEL International Corporation and its subsidiaries. The Company's principal executive offices are located at 195 West Street, Waltham, Massachusetts 02154, and its telephone number is (781) 487-9900.

RECENT DEVELOPMENTS

     KMI Merger.   Pursuant to an Agreement and Plan of Reorganization and
Merger dated October 22, 1997 by and among the Company, Kemper-Masterson, Inc., a Delaware corporation ("KMI"), KMI Acquisition Corporation, a Massachusetts corporation and a wholly-owned subsidiary of the Company, and the individual stockholders named therein (the "Merger Agreement"), KMI Acquisition Corporation merged with and into KMI and KMI became a wholly-owned subsidiary of the Company (the "KMI Merger"). In connection with the KMI Merger, the Company issued an aggregate of 581,817 shares of Common Stock to the stockholders of KMI, of which 290,909 shares are being offered hereby. PAREXEL is obligated to use commercially reasonable efforts to maintain the effectiveness of this Registration Statement until October 22, 1998, subject to certain conditions and limitations set forth in a Registration Rights Agreement among the Company and the former stockholders of KMI. Pursuant to the terms and provisions of the Registration Rights Agreement, the Company has agreed to register the remaining 290,908 shares of Common Stock issued to such former stockholders of KMI approximately 180 days after the date of this Prospectus. The KMI Merger is intended to qualify as a reorganization under Section 368 of the Internal Revenue Code of 1986, as amended. The Merger has been accounted for as a pooling of interests for financial accounting purposes.

     KMI is a management consulting firm providing consulting services on FDA and other regulatory matters to the worldwide pharmaceutical, biotechnology and medical device industries.

     Hayden Acquisition. Pursuant to an Asset Purchase Agreement by and among the Company, Perceptive Systems, Inc., a Colorado corporation doing business as Hayden Image Processing Group ("Hayden"), and Howard W. Foster, the sole stockholder of Hayden, (the "Asset Purchase Agreement"), the Company acquired substantially all of the assets of Hayden in exchange for shares of the Company's Common Stock (the "Hayden Acquisition"). In connection with the closing of the Hayden Acquisition, the Company issued 5,035 shares of Common Stock to Hayden as consideration for the sale of assets, all of which are being offered hereby. In connection with the anticipated dissolution of Hayden, the 5,035 shares of Common Stock issued to Hayden were subsequently transferred to Howard W. Foster, the sole stockholder of Hayden. As additional consideration for the Hayden Acquisition and pursuant to the Asset Purchase Agreement, the Company has agreed to issue additional shares of Common Stock, with a value in the aggregate not to exceed $228,000, over a three year period representing contingent payments calculated as a percentage of net receipts received by the Company and attributable to certain of the assets purchased in connection with the Hayden Acquisition (the "Contingent Shares"). Pursuant to the terms and provisions of a Registration Rights Agreement between the Company and Hayden, the Company has granted certain "piggyback" rights with respect to the Contingent Shares which would allow the registration of the Contingent Shares on future registration statements filed by the Company. The Hayden Acquisition has been accounted for as a purchase for financial accounting purposes. Hayden developed, serviced and sold software products that enable radiologists to measure and analyze high resolution medical images, such as x-rays and magnetic resonance images.

RISK FACTORS

In addition to the other information in this Registration Statement, the following risk factors should be considered carefully in evaluating the Company and its business. Information provided by the Company from time to time may contain certain "forward-looking" information, as that term is defined by (i) the Private Securities Litigation Reform Act of 1995 (the "Act") and (ii) in releases made by the Securities and Exchange Commission (the "SEC"). These risk factors are being provided pursuant to the provisions of the Act and with the intention of obtaining the benefits of the "safe harbor" provisions of the Act.

Loss or Delay of Large Contracts

Most of the Company's contracts are terminable upon 60 to 90 days' notice by the client. Clients terminate or delay contracts for a variety of reasons, including, among others, the failure of products being tested to satisfy safety requirements, unexpected or undesired clinical results of the product, the client's decision to forego a particular study, such as for economic reasons, insufficient patient enrollment or investigator recruitment or production problems resulting in shortages of the drug. In addition, the Company believes that cost-containment and competitive pressures have caused pharmaceutical companies to apply more stringent criteria to the decision to proceed with clinical trials and therefore may result in a greater willingness of these companies to cancel contracts with CROs. The loss or delay of a large contract or the loss or delay of multiple contracts could have a material adverse effect on the financial performance of the Company.

Variability of Quarterly Operating Results

The Company's quarterly operating results have been subject to variation, and will continue to be subject to variation, depending upon factors such as the initiation, progress, or cancellation of significant projects, exchange rate fluctuations, the mix of services offered, the opening of new offices and other internal expansion costs, the costs associated with integrating acquisitions and the startup costs incurred in connection with the introduction of new products and services. In addition, during the third quarter of fiscal 1995 and 1993, the Company's results of operations were affected by a noncash write-down due to the impairment of long-lived assets and a noncash restructuring charge, respectively. See "Risks Associated with Acquisitions." Because a high percentage of the Company's operating costs are relatively fixed, variations in the initiation, completion, delay or loss of contracts, or in the progress of client projects can cause material adverse variations in quarterly operating results.

Dependence on Certain Industries and Clients

The Company's revenues are highly dependent on research and development expenditures by the pharmaceutical and biotechnology industries. The Company's operations could be materially and adversely affected by general economic downturns in its clients' industries, the impact of the current trend toward consolidation in these industries or any decrease in research and development expenditures. Furthermore, the Company has benefited to date from the increasing tendency of pharmaceutical companies to outsource large clinical research projects. A reversal or slowing of this trend would have a material adverse effect on the Company. In fiscal 1997, 1996, and 1995, and the three months ended September 30, 1997, the Company's top five clients accounted for 39%, 30%, 23%, and 37%, respectively, of the Company's consolidated net revenue. For the three months ended September 30, 1997, one client accounted for 16% of the Company's net revenue. In fiscal 1997, 1996, and 1995, no single customer accounted for more than 10% of net revenue. The loss of business from a significant client could have a material adverse effect on the Company.

Management of Business Expansion; Need for Improved Systems; Assimilation of Foreign Operations

The Company's business and operations have experienced substantial expansion over the past 15 years. The Company believes that such expansion places a strain on operational, human and financial resources. In order to manage such expansion, the Company must continue to improve its operating, administrative and information systems, accurately predict its future personnel and resource needs to meet client contract commitments, track the progress of ongoing client projects and attract and retain qualified management, professional, scientific and technical operating personnel. Expansion of foreign operations also may involve the additional risks of assimilating differences in foreign business practices, hiring and retaining qualified personnel, and overcoming language barriers. In the event that the operation of an acquired business does not live up to expectations, the Company may be required to restructure the acquired business or write-off the value of some or all of the assets of the acquired business. Failure by the Company to meet the demands of and to manage expansion of its business and operations could have a material adverse effect on the Company's business.

Risks Associated with Acquisitions

The Company has made a number of acquisitions and will continue to review future acquisition opportunities. No assurances can be given that acquisition candidates will continue to be available on terms and conditions acceptable to the Company. Acquisitions involve numerous risks, including, among other things, difficulties and expenses incurred in connection with the acquisitions and the subsequent assimilation of the operations and services or products of the acquired companies, the diversion of management's attention from other business concerns and the potential loss of key employees of the acquired company. Acquisitions of foreign companies also may involve the additional risks of assimilating differences in foreign business practices and overcoming language barriers. In the event that the operations of an acquired business do not live up to expectations, the Company may be required to restructure the acquired business or write-off the value of some or all of the assets of the acquired business. In fiscal 1993 and 1995, the Company's results of operations were materially and adversely affected by write-offs associated with the Company's acquired German operations. There can be no assurance that any acquisition will be successfully integrated into the Company's operations.

Dependence on Government Regulation

The Company's business depends on the comprehensive government regulation of the drug development process. In the United States, the general trend has been in the direction of continued or increased regulation, although the FDA recently announced regulatory changes intended to streamline the approval process for biotechnology products by applying the same standards as are in effect for conventional drugs. In Europe, the general trend has been toward coordination of common standards for clinical testing of new drugs, leading to changes in the various requirements currently imposed by each country. Japan also legislated GCP and legitimatized the use of CRO's in April 1997. Changes in regulation, including a relaxation in regulatory requirements or the introduction of simplified drug approval procedures, as well as anticipated regulation, could materially and adversely affect the demand for the services offered by the Company. In addition, failure on the part of the Company to comply with applicable regulations could result in the termination of ongoing research or the disqualification of data, either of which could have a material adverse effect on the Company.


Competition; CRO Industry Consolidation

The Company primarily competes against in-house departments of pharmaceutical companies, full service CROs, and, to a lesser extent, universities, teaching hospitals and other site organizations. Some of these competitors have greater capital, technical and other resources than the Company. CROs generally compete on the basis of previous experience, medical and scientific expertise in specific therapeutic areas, the quality of services, the ability to organize and manage large-scale trials on a global basis, the ability to manage large and complex medical databases, the ability to provide statistical and regulatory services, the ability to recruit investigators and patients, the ability to integrate information technology with systems to improve the efficiency of contract research, an international presence with strategically located facilities, financial viability and price. PAREXEL believes that it competes favorably in these areas. There can be no assurance that the Company will be able to compete favorably in these areas.

The CRO industry is fragmented, with participants ranging from several hundred small, limited-service providers to several large, full-service CROs with global operations. Large CROs against whom PAREXEL competes include Quintiles Transnational Corporation, Covance Inc., IBAH, Inc., Pharmaceutical Product Development, Inc. and ClinTrials Research, Inc. The trend toward CRO industry consolidation has resulted in heightened competition among the larger CROs for clients and acquisition candidates. In addition, consolidation within the pharmaceutical industry as well pharmaceutical companies outsourcing to a fewer number of preferred CROs has led to heightened competition for CRO contracts.

Potential Volatility of Stock Price

The market price of the Company's Common Stock could be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, changes in earnings estimates by analysts, market conditions in the industry, prospects of health care reform, changes in government regulation and general economic conditions. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have been unrelated to the operating performance of particular companies. These market fluctuations may adversely affect the market price of the Company's Common Stock. Because the Company's Common Stock currently trades at a relatively high price-earnings multiple, due in part to analysts' expectations of continued earnings growth, even a relatively small shortfall in earnings from, or a change in, analysts' expectations may cause an immediate and substantial decline in the Company's stock price. Investors in the Company's Common Stock must be willing to bear the risk of such fluctuations in earnings and stock price.

Potential Adverse Impact of Health Care Reform

Numerous governments have undertaken efforts to control growing health care costs through legislation, regulation and voluntary agreements with medical care providers and pharmaceutical companies. In the last several years, several comprehensive health care reform proposals were introduced in the U.S. Congress. The intent of the proposals was, generally, to expand health care coverage for the uninsured and reduce the growth of total health care expenditures. While none of the proposals were adopted, health care reform may again be addressed by the U.S. Congress. Implementation of government health care reform may adversely affect research and development expenditures by pharmaceutical and biotechnology companies, resulting in a decrease of the business opportunities available to the Company. Management is unable to predict the likelihood of health care reform proposals being enacted into law or the effect such law would have on the Company.

Many European governments have also reviewed or undertaken health care reform. For example, German health care reform legislation implemented in January 1993 contributed to an estimated 15% decline in German pharmaceutical industry sales in calendar 1993 and led several clients to cancel contracts with the Company. Subsequent to these events, in the third quarter of fiscal 1993, the Company restructured its German operations and incurred a restructuring charge of approximately $3.3 million. In addition, in the third quarter of fiscal 1995, the Company's results of operations were affected by a non-cash write-down due to the impairment of long-lived assets of PAREXEL GmbH, the Company's German subsidiary, of approximately $11.3 million. The Company cannot predict the impact that any pending or future health care reform proposals may have on the Company's business in Europe.

Dependence on Personnel; Ability to Attract and Retain Personnel

The Company relies on a number of key executives, including Josef H. von Rickenbach, its President, Chief Executive Officer and Chairman, upon whom the Company maintains key man life insurance. Although the Company has entered into agreements containing non-competition restrictions with its senior officers, the Company does not have employment agreements with certain of these persons and the loss of the services of any of the Company's key executives could have a material adverse effect on the Company.

The Company's performance also depends on its ability to attract and retain qualified professional, scientific and technical operating staff. The level of competition among employers for skilled personnel, particularly those with M.D., Ph.D. or equivalent degrees, is high. There can be no assurance the Company will be able to continue to attract and retain qualified staff.

Potential Liability; Possible Insufficiency of Insurance

Clinical research services involve the testing of new drugs on consenting human volunteers pursuant to a study protocol. Such testing involves a risk of liability for personal injury or death to patients due to, among other reasons, possible unforeseen adverse side effects or improper administration of the new drug. Many of these patients are already seriously ill and are at risk of further illness or death. The Company could be materially and adversely affected if it were required to pay damages or incur defense costs in connection with a claim that is outside the scope of an indemnity or insurance coverage, or if the indemnity, although applicable, is not performed in accordance with its terms or if the Company's liability exceeds the amount of applicable insurance. In addition, there can be no assurance that such insurance will continue to be available on terms acceptable to the Company.

Adverse Effect of Exchange Rate Fluctuations

Approximately 33% of the Company's net revenue for fiscal 1997, 35% for fiscal 1996 and 1995, and 30% for the three months ended September 30, 1997, was derived from the Company's operations outside of North America. Since the revenue and expenses of the Company's foreign operations are generally denominated in local currencies, exchange rate fluctuations between local currencies and the United States dollar will subject the Company to currency translation risk with respect to the results of its foreign operations. To the extent the Company is unable to shift to its clients the effects of currency fluctuations, these fluctuations could have a material adverse effect on the Company's results of operations. The Company does not currently hedge against the risk of exchange rate fluctuations.

Anti-Takeover Provisions; Possible Issuance of Preferred Stock

The Company's Restated Articles of Organization and Restated By-Laws contain provisions that may make it more difficult for a third party to acquire, or may discourage a third party from acquiring, the Company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. In addition, shares of the Company's Preferred Stock may be issued in the future without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of any holders of Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the market price of the Common Stock and could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any shares of Preferred Stock.

USE OF PROCEEDS
The Company will not receive any proceeds from the resale of the Shares of Common Stock by the Selling Stockholders hereunder. See "Selling
Stockholders" and "Plan of Distribution."
The principal purpose of this offering is to effect an orderly disposition of the Selling Stockholders' Shares.

SELECTED SUPPLEMENTAL CONSOLIDATED FINANCIAL DATA(1)

     The selected supplemental consolidated financial data set forth below at and for each of the three years in the period ended June 30, 1997 are derived from, and are qualified by reference to, the Company's financial statements audited by Price Waterhouse LLP, independent accountants. The audited balance sheet at June 30, 1997 and 1996 and the related statements of operations, of stockholders' equity and of cash flows for each of the three years in the period ended June 30, 1997 and related notes thereto appear elsewhere in this Prospectus. The financial data set forth below for the years ended June 30, 1994 and 1993 have been derived from the unaudited supplemental consolidated financial statements of the Company. The balance sheet data at September 30, 1997 and the statement of operations data for the three months ended September 30, 1997 and 1996 are derived from, and qualified by reference to, the Company's unaudited supplemental financial statements which appear elsewhere in the Prospectus, and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for these periods. The operating results for the three months ended September 30, 1997 are not necessarily indicative of the results that may be expected for the fiscal year ending June 30, 1998. The selected supplemental consolidated financial data set forth below should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations'" and the Company's financial statements and related notes included elsewhere in this Prospectus.

     `
               For the Year Ended June 30,                      Three Months
                                                                Ended
                                                                September 30,
(in thousands,
except share    1997    1996      1995       1994       1993    1997    1996
data and number
of employees)

STATEMENT OF
OPERATIONS
    DATA
Net revenue    $170,355  $97,361  $67,093    $64,416   $59,428  $54,77  $35,244
Income (loss)    14,052    6,627  (10,447)(4)  3,896       842(2)4,953   2,770
from
operations
Net income     11,037      4,693  (10,671)     2,665(3)(1,797)  3,841   1,985
(loss)
Net income     $ 0.57    $0.33     $(4.90)    $0.22    $(0.94) $0.18   $0.11
(loss) per
share
BALANCE SHEET
DATA
Cash, cash
equivalents
and
  marketable   $97,250   $45,597   $6,841     $3,085    $8,791  $88,109 $37,227
securities
Working        110,876    53,829   11,587     10,885    7,398   111,757  54,586
capital
Total assets   205,501   106,327   46,378     47,779   47,313    205,192 111,398

Long-term debt      72      410       750       436       317       26    367

Stockholders'  $139,164  $62,268   $16,149    $25,718  $22,383  144,522  67,079
equity

OTHER DATA
Investment in
property and
  Equipment    $22,430   $5,219    $1,867     $2,204   $1,809   $6,629  $2,679

Depreciation   5,354      2,636     2,430      2,535    2,589    2,027   958
and amortization
Number of      2,506      1,423       806       791       696    2,920   1,679
employees

Average common
and common
Equivalent     19,497   14,080      2,177      11,993   1,916   21,073  17,776
shares (5)


<F1>
(1) The Company merged with KMI in a transaction accounted for as a pooling of interests in December 1997. The selected supplemental consolidated financial data gives retroactive effect to the merger for all periods presented.

<F2>

(2) Income from operations includes a $3.3 million charge in connection with a restructuring of operations in Germany.

<F3>

(3) Net income includes $500,000 related to the cumulative effect of adopting Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes."

<F4>

(4) Loss from operations includes an $11.3 million noncash charge due to the write-down of impaired long-lived assets of the Company's German operations. Income from operations on a pro forma basis excluding the impact of this charge was $303,000. See Note 3 to Supplemental consolidated Financial Statements entitled, "Impairment of Long-Lived Assets," to Supplemental consolidated Financial Statements for a description of this matter.

<F5>

(5) For the years ended June 30, 1993 and 1995, weighted average common shares outstanding exclude common share equivalents (primarily convertible preferred stock), as the inclusion of which would have had an anti-dilutive effect.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As described in Notes 2 and 16 to the supplemental consolidated financial statements, the Company consummated a business combination with Kemper-Masterson, Inc. in December 1997 which was accounted for as a pooling of interests. All financial data in this discussion and analysis is reported as though the companies were combined for all periods.

OVERVIEW

The Company is a leading contract research organization ("CRO") providing a broad range of knowledge-based product development and product launch services on a contract basis to the worldwide pharmaceutical, biotechnology, and medical device industries. The Company has developed expertise in such disciplines as: clinical trials management, biostatistical analysis and data management, medical marketing, clinical pharmacology, regulatory and medical consulting, information technology, industry training and publishing, and other drug development consulting services. Founded in 1983, the Company has built its business through internal expansion and acquisitions.

The Company's services contracts are generally fixed price with some variable components and range in duration from a few months to several years. A portion of the fee is typically required to be paid at the time the contract is entered into and the balance in installments over the duration of the contract, in some cases on a milestone-achievement basis. Revenue from the contracts is generally recognized on a percentage-of-completion basis as work is performed.

Most of the Company's contracts are terminable upon 60 to 90 days' notice by the client. Clients terminate or delay contracts for a variety of reasons, including, among others, the failure of products being tested to satisfy safety requirements, unexpected or undesired clinical results of the product, the client's decision to forego a particular study, insufficient patient enrollment or investigator recruitment, or production problems resulting in shortages of the drug.

As is customary in the industry, the Company routinely subcontracts with third party investigators in connection with clinical trials and with other third party service providers for laboratory analysis and other specialized services. These and other reimbursable costs are paid by the Company and reimbursed by clients and, in accordance with industry practice, are included in gross revenue. Reimbursed costs vary from contract to contract. Accordingly, the Company views net revenue, which consists of gross revenue less reimbursed costs, as its primary measure of revenue growth.

Direct costs consist of compensation and related fringe benefits for project-related employees, other project-related costs not reimbursed, and allocated facilities and information systems costs. Selling, general, and administrative expenses consist of compensation and related fringe benefits for selling and administrative employees, professional services, and advertising costs, as well as allocated costs related to facilities and information systems.

GLOBAL OPERATIONS

The following table presents, for the periods indicated, net revenue by geographic region and the percentage of total net revenue represented by each region.

      FOR THE YEARS ENDED JUNE 30,                   FOR THE THREE MONTHS ENDED
                                                    SEPTEMBER 30
$ In  1997            % OF   1996     % OF  1995     % OF 1997    % OF 1998      % OF
Thous                TOTAL          TOTAL          TOTAL         TOTAL           TOTAL
ands
Net
Reven
ue:
      $113,589        67%    $63,534  65%   $43,557  65%  $38,282 70%  $24,078   68%
North

Ameri
ca
      53,599          31%    32,834   34%   23,443   35%  14,930  28%  10,720    31%
Europ
e
      3,167           2%     993      1%    93       -    1,058   2%   446       1%
Asia-

Pacif
ic
      Total  $170,355  100%   $97,361  100%  $67,093  100% $54,270 100% $35,244   100%


The Company's foreign subsidiaries generally enter into contracts denominated in the local currency of the foreign subsidiary. Because expenses of the foreign subsidiaries are generally paid in the local currency, such foreign subsidiaries' local currency earnings are not materially affected by fluctuations in exchange rates. However, changes in the exchange rates between these local currencies and the U.S. dollar will affect the translation of such subsidiaries' financial results into U.S. dollars for the purposes of reporting the Company's supplemental consolidated financial results. In cases where the Company contracts for a multi-country clinical trial and a significant portion of the contract expenses are in a currency other than the contract currency, the Company seeks to contractually shift to its client the effect of fluctuations in the relative values of the contract currency and the currency that the expenses are incurred. To the extent the Company is unable to shift to its clients the effects of currency fluctuations, these fluctuations could have a material effect on the Company's results of operations. The Company does not currently hedge against the risk of exchange rate fluctuations.

As the Company conducts operations on a global basis, the Company's effective tax rate has depended, and will continue to depend, upon the distribution of its revenue among geographic locations with varying tax rates.

The Company's results of operations may be affected by changes in the tax rates of the various jurisdictions. In particular, from period to period, as the geographic mix of the Company's results of operations among various tax jurisdictions changes, the Company's effective tax rate may vary significantly.

RESULTS OF OPERATIONS

As an aid to understanding the Company's operating results, the following table indicates the percentage relationships of income and expense items included in the Supplemental Consolidated Statements of Operations for the three years ended June 30, 1997, and the three months ended September 30, 1997, and 1996, and the percentage changes in those items for such periods:

<CAPTION

Percentage of Revenues                                 Percentage Increase
                                                       (Decrease)
                       Fiscal Year          Three Months
                      Ended 30,            Ended                      Fiscal
                                          September 30 Fiscal Fiscal 1996
                                                       1996   1996   to
                                                       to     to
                       1997  1996   1995    1997    1996  1997   1996   1997
Net revenue            100%  100%   100%    100%    100%  75.0%  45.1%  54.0%
Costs and expenses:
  Direct costs         67.9% 68.0%  71.6%   66.9%   68.7% 74.8%  37.9%  50.0%
   Selling, general    20.7% 22.5%  23.6%   20.2%   20.7% 61.0%  38.6%  50.4%
and administrative
Depreciation and       3.1%  2.7%   3.6%    3.8%    2.7%  103.1% 8.5%   111.6%
amortization
   Impairment of long-           -  16.8%                         *
lived assets           -                    -       -     -             -
Income (loss) from     8.3%  6.8%   (15.6)  9.1%    7.9%  112.1%  *     78.8%
operations                         %

* not meaningful


THREE MONTHS ENDED SEPTEMBER 30, 1997,
COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 1996

Net revenue increased by $19.0 million, or 54.0%, from $35.2 million for the three months ended September 30, 1996, to $54.3 million for the three months ended September 30, 1997. This net revenue growth was primarily attributable to an increase in the volume and average contract value of clinical research projects serviced by the Company. For the three months ended September 30, 1997, net revenue from North American and European operations increased by $14.2 million and $4.2 million, respectively, over the corresponding prior year period. There can be no assurance that the Company can sustain this rate of increase in net revenue from continuing operations in future periods. See "Risk Factors."

Direct costs increased by $12.1 million, or 50.0%, from $24.2 million for the three months ended September 30, 1996, to $36.3 million for the three months ended September 30, 1997. This increase in direct costs was due to the increase in the number of project-related personnel, hiring, facilities and information system costs necessary to support the increased level of operations. Direct costs as a percentage of net revenue decreased from 68.7% for the three months ended September 30, 1996, to 66.9% for the three months ended September 30, 1997, primarily due to improved performance of the Company's North American operations.

Selling, general and administrative expenses increased by $3.7 million, or 50.4%, from $7.3 million for the three months ended September 30, 1996 to $11.0 million for the three months ended September 30, 1997. This increase was primarily due to increased administrative personnel, hiring, and facilities costs necessary to accommodate the Company's growth. Selling, general and administrative expenses as a percentage of net revenue decreased slightly from 20.7% for the three months ended September 30, 1996, to 20.2% for the three months ended September 30, 1997.

Depreciation and amortization expense increased by $1.1 million, or 111.6%, from $958,000 for the three months ended September 30, 1996 to $2.0 million for the three months ended September 30, 1997. The increase is primarily due to increased capital spending on computer equipment and facilities to support the increase in project-related personnel.

Income from operations for the three months ended September 30, 1997, increased by $2.2 million, or 78.8%, from $2.8 million for the three months ended September 30, 1996, to $5.0 million for the three months ended September 30, 1997.

Interest income increased by $549,000 from $439,000 for the three months ended September 30, 1996, to $988,000 for the three months ended September 30, 1997. This increase resulted from higher average balances of cash, cash equivalents and marketable securities due primarily to proceeds from the Company's December 1996 public offering.

The Company's effective income tax rate was 35.0% for the three months ended September 30, 1997, compared to 36.8% for the three months ended September 30, 1996. This decrease was due to changes in the mix of taxable income from the different jurisdictions in which the Company operates and the impact of tax-exempt interest income from securities held by the Company.

FISCAL YEAR ENDED JUNE 30, 1997, COMPARED TO FISCAL YEAR ENDED JUNE 30,
1996

Net revenue increased $73.0 million, or 75.0%, from $97.4 million for fiscal 1996 to $170.4 million for 1997. This growth in revenue was primarily attributable to an increase in the volume and average contract value of clinical research projects serviced by the Company and to a lesser extent, the Company's acquisitions since June 1996. In fiscal 1997, net revenue in North America and in Europe increased $50.1 million and $20.8 million, respectively, over the prior year.

Direct costs increased $49.5 million, or 74.8%, from $66.2 million for fiscal 1996 to $115.7 million for 1997. This increase in direct costs was due to the increase in the number of project-related personnel, hiring, facilities, and information system costs necessary to support the increased level of operations. As a percentage of net revenue, direct costs remained essentially unchanged, decreasing slightly from 68.0% in fiscal 1996 to 67.9% in 1997.

Selling, general, and administrative expenses increased $13.4 million, or 61.0%, from $21.9 million for fiscal 1996 to $35.3 million for 1997. This increase was primarily due to increased costs associated with additional administrative personnel, greater hiring and selling costs, and additional facilities to accommodate the Company's growth. As a percentage of net revenue, selling, general, and administrative expenses decreased from 22.5% in fiscal 1996 to 20.7% in 1997, primarily due to leveraging of infrastructure over an expanding revenue base.

Depreciation and amortization expense increased $2.7 million, or 103.1% from $2.6 million for fiscal 1996 to $5.4 million for 1997. This increase was primarily due to increased capital spending on computer equipment and facilities to support the increase in project-related personnel required to support the increased level of operations.

Income from operations increased $7.4 million, or 112.1%, from $6.6 million for fiscal 1996 to $14.1 million in 1997. As a percentage of net revenue, income from operations increased to 8.3% in fiscal 1997, compared to 6.8% in 1996.

Interest income increased $2.2 million in fiscal 1997 as a result of higher average balances of cash and investments. This increase was due to proceeds from the Company's public offering and cash generated from operations.

The Company's effective income tax rate decreased from 39.7% in fiscal 1996 to 36.2% in fiscal 1997. This decrease was attributable to changes in the mix of taxable income from the different geographic jurisdictions that the Company operated in fiscal 1997 compared to 1996.

FISCAL YEAR ENDED JUNE 30, 1996, COMPARED TO FISCAL YEAR ENDED JUNE 30,
1995

Net revenue increased $30.3 million, or 45.1%, from $67.1 million for fiscal 1995 to $97.4 million for 1996. This net revenue growth was attributable to an increase in the number and average contract value of clinical research projects serviced by the Company.

Direct costs increased $18.1 million, or 37.8%, from $48.1 million for fiscal 1995 to $66.2 million for 1996. This increase in direct costs was due to the increase in the number of project-related personnel, facilities, and information system costs necessary to support the increased level of operations. Direct costs as a percentage of net revenue decreased from 71.6% for 1995 to 68.0% for 1996, primarily due to improved workforce and facility utilization.

Selling, general and administrative expenses increased $6.1 million, or 38.6%, from $15.8 million for fiscal 1995 to $21.9 million for 1996. This increase was primarily due to increased costs associated with additional administrative personnel, greater hiring and selling costs, and additional facilities to support the Company's growth and operation as a publicly held company. Selling, general and administrative expenses as a percentage of net revenue decreased from 23.6% for fiscal 1995 to 22.5% for 1996, primarily due to leveraging of infrastructure over an expanded revenue base.

Depreciation and amortization expense increased $206,000, or 8.5%, from $2.4 million for fiscal 1995 to $2.6 million for 1996. The change resulted from an increase in depreciation associated with increased capital expenditures, offset by a decrease in depreciation and amortization due to the write-down of impaired long-lived assets of the Company's German operations. See Note 3 to the Supplemental Consolidated Financial Statements entitled, "Impairment of Long Lived Assets." Depreciation and amortization expense in fiscal 1995 includes approximately $588,000 related to long-lived assets which were written-down and did not recur in 1996.

Income from operations for fiscal 1996 was $6.6 million, compared to a loss from operations of $10.4 million for 1995. Results for 1995 included an $11.3 million noncash charge related to the write-down of impaired long-lived assets of the Company's German operations. Income from operations for 1995, excluding the impact of the asset impairment charge, was approximately $221,000.

Interest income increased by $1.1 million in fiscal 1996. This increase resulted from higher average balances of cash and investments due primarily to proceeds from the Company's public offerings in November 1995 and March 1996.

The Company's effective income tax rate was 39.7% for fiscal 1996. The effective tax rate in fiscal 1995, excluding the effect of the $11.3 million noncash, nondeductible write-down due to the impairment of long-lived assets, would have been 101.0%. The effective income tax rate may vary with changes in the mix of taxable income from the different geographic jurisdictions in which the Company operates.

SUPPLEMENTAL QUARTERLY RESULTS

The following table presents unaudited supplemental quarterly operating results for the Company for each of the ten most recent fiscal quarters in the period ended September 30, 1997. In the opinion of the Company, this information has been prepared on the same basis as the supplemental consolidated financial statements appearing elsewhere in this Prospectus and reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of results of operations for those periods. This quarterly financial data should be read in conjunction with the Supplemental Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of the results of any future period.

For the quarters ended

                    Sep.     June     March   Dec     Sep 30, June   March  Dec.   Sep.    June
                    30,      30,      30,     31,     1996    30,    31,    31,    30,     30,
                    1997     1997     1997    1996           1996   1996   1995   1995    1995

(in thousands)
Net revenue         $54,270  $50,328  $44,863  $39,920 $35,244 $29,661 $24,721 $22,726 $20,253  $18,341

Costs and expenses:
   Direct costs     36,310   34,038   30,244  27,198  24,215  19,953 16,548 15,810 13,885  13,558

   Selling, general 10,980   10,072    9,460   8,421   7,301   6,685  5,685  4,918  4,614   3,802
and administrative
  Depreciation and
amortization         2,027    1,913    1,410   1,073   958     762    691    593    590     483
Total costs and     49,317   46,023   41,114  36,692  32,474  27,400 22,924 21,321 19,089  17,843
expenses
Income from         $4,953   $4,305   $3,749  $3,228  $2,770  $2,261 $1,797 $1,405 $1,164  $498
operations
Net income           $3,841   $3,564   $3,147  $2,341  $1,985  $1,672 $1,346 $929   $746    $399




LIQUIDITY AND CAPITAL RESOURCES

Since its inception, the Company has financed its operations and growth, including acquisition costs, with cash flow from operations and the proceeds from the sale of equity securities. Investing activities primarily reflect capital expenditures for information systems enhancements, leasehold improvements, and net purchases of marketable securities.

The Company's clinical research and development contracts are generally fixed price with some variable components, and range in duration from a few months to several years. The cash flows from contracts typically consists of a down payment required to be paid at the time the contract is entered into and the balance in installments over the contract's duration, in some cases on a milestone-achievement basis. Revenue from contracts is recognized on a percentage-completion basis as the work is performed. Accordingly, cash receipts do not necessarily correspond to costs incurred and revenue recognized on contracts.

The Company's cash flow is influenced by the changes in levels of billed and unbilled accounts receivable, net of amounts advance billed representing unearned revenue. As a result, the number of days outstanding in accounts receivable, net of advance billings, and the related dollar values of these accounts can vary due to the achievement of contractual milestones and the timing and size of cash receipts. The number of days revenue outstanding, net of advance billings, was 48 days at June 30, 1996, 45 days at June 30, 1997, and 55 days at September 30, 1997. The increase in days revenue outstanding from June 30, 1997, to September 30, 1997, was primarily due to the timing of the achievement of project milestones and related billings. Accounts receivable, net of the allowance for doubtful accounts, increased from $42.1 million at June 30, 1996, to $66.1 million at June 30, 1997, and $70.3 million at September 30, 1997; while advance billings increased from $20.7 million at June 30, 1996, to $33.4 million at June 30, 1997, and decreased to $29.7 million at September 30, 1997.

During the three months ended September 30, 1997, unrestricted cash and cash equivalents increased by $19.5 million as a result of $22.7 million and $1.6 million in cash provided by investing and financing activities, respectively, partially offset by $4.3 million in cash used by operating activities and a $411,000 unfavorable effect of exchange rate changes. Net cash used by operating activities resulted from increases in accounts receivable of $5.2 million and decreases in advance billings, accounts payable, and other current liabilities of $3.0 million, $1.3 million, and $891,000, respectively, partially offset by net income, excluding noncash expenses, of $5.9 million. Cash provided by investing activities consisted primarily of net proceeds from sales of marketable securities of $29.3 million, partially offset by capital expenditures of $6.6 million related to facility expansion and investments in information technology. Financing activities consisted primarily of net proceeds from the exercise of stock options of $1.4 million.

Unrestricted cash and cash equivalents increased by $12.1 million during fiscal 1997 as a result of $15.6 million of cash provided by operations and $56.6 million provided by financing activities, offset by $59.1 million of cash used for investing activities and a $968,000 unfavorable effect of exchange rate changes. Net cash provided by operating activities resulted primarily from net income, excluding noncash expenses, of $16.4 million and increases in advance billings and other current liabilities of $12.4 million and $12.8 million, respectively. Cash used by operating activities included increases in accounts receivable and other current assets of $21.6 million and $3.0 million, respectively. Financing activities consisted primarily of net proceeds of approximately $57.2 million from the Company's December 1996 follow-on public offering of 2,516,300 shares of common stock net of repayments of long-term debt of $3.5 million. Debt repayments included $2.3 million to retire third party debt assumed during the August 1996 acquisition of State and Federal Associates, Inc. Investing activities consisted of net purchases of marketable securities of $37.5 million and capital expenditures.

The Company has invested approximately $22.4 million in fiscal 1997 for capital expenditures related to facility expansion and investments in information systems technology and expects to invest approximately $25.0 million in the next twelve months.

The Company has domestic and foreign lines of credit with banks totaling approximately $14.4 million, and a capital lease line of credit with a U.S. bank for $2.4 million. At September 30, 1997, the Company had approximately $15.1 million in available credit under these arrangements.

The Company's primary short-term and long-term cash needs are for the payment of the salaries and fringe benefits, hiring and recruiting expenses, business development costs, capital expenditures and facility-related expenses. The Company believes that its existing capital resources together with cash flows from operations and borrowing capacity under existing lines of credit will be sufficient to meet its foreseeable cash needs. In the future, the Company will consider acquiring businesses to enhance its service offerings, therapeutic base, and global presence. Any such acquisitions may require additional external financing, and the Company may from time to time seek to obtain funds from public or private issuances of equity or debt securities. There can be no assurance that such financing will be available on terms acceptable to the Company.

The statements included in Management's Discussion and Analysis of Financial Condition and Results of Operations include forward-looking statements which involve risks and uncertainties. The Company's actual experience may differ materially from that discussed above. Factors that might cause such a difference include, but are not limited to, the loss or delay of large contracts, the Company's dependence on certain industries and clients and government regulation of such industries and clients, competition or consolidation within the industry, as well as those discussed in "Risk Factors" herein and in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

INFLATION

The Company believes the effects of inflation generally do not have a material adverse impact on its operations or financial condition.

YEAR 2000

The Company recognizes that it must ensure that its services and operations will not be adversely affected by Year 2000 software failures (the "Year 2000 issue") which can arise in time-sensitive software applications with two-year digits to define the applicable year. In such applications, a date using "00" as the year may be recognized as the year 1900 rather than the year 2000. The Company is in the process of replacing many of its business and computer operating systems with software which, when upgraded, are Year 2000 compatible. The Company is planning to complete all necessary Year 2000 upgrades of its major systems and is currently identifying and developing conversion strategies for its remaining systems that may be impacted by the Year 2000 issue.

RECENTLY ISSUED ACCOUNTING STANDARDS

In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." This statement establishes and simplifies standards for computing and presenting earnings per share. SFAS No. 128 will be effective for the Company's second quarter of fiscal 1998 and requires the restatement of all previously reported earnings per share data presented. Early adoption of this Statement is not permitted. SFAS No. 128 replaces primary and fully diluted earnings per share with basic and diluted earnings per share. The Company expects that basic and diluted earnings per share amounts will not be materially different from the Company's primary and fully diluted earnings per share amounts.

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in the supplemental consolidated financial statements. SFAS No. 131 establishes standards for reporting information on operating segments in interim and annual financial statements. Both statements are effective for the Company for fiscal 1999.

In November 1997, the Emerging Issues Task Force (EITF) reached a consensus on issue 97-13, "Accounting for Costs Incurred in Connection with a Consulting Contract or an Internal Project that Combines Business Process Reengineering and Information Technology Transformation" (EITF 97-13) that the costs of business process reengineering activities, whether done internally or by third parties, is to be expensed as incurred. The consensus also applies to the costs of business process reengineering activities conducted in conjunction with a project to acquire, develop, or implement internal-use software. The transition provisions of EITF 97-13 require unamortized previously capitalized costs for business process reengineering activities to be written off in the Company's fiscal quarter ending December 31, 1997 and reported as a cumulative effect of a change in accounting principle. The Company is in the process of assessing the impact of EITF 97-13 and does not expect that it will have a material affect on its results of operations for the quarter ending December 31, 1997.



SELLING STOCKHOLDERS
The following table sets forth certain information regarding beneficial ownership of the Shares as of January 14, 1998 and the number of Shares which may be offered by or for the account of the Selling Stockholders or their transferees or distributes from time to time. Because the Selling Stockholders may sell all or any part of their Shares pursuant to this Prospectus, no estimate can be given as to the number of Shares that will be held by the Selling Stockholders upon termination of this offer. See "Plan of Distribution."

                     Shares            Shares offered    Shares
                     Owned             Pursuant to this  Owned
                     before offering   Prospectus        after offering
                                                         (1)
Selling Stockholders   Number Percent(2)Number(2) Percent(2) Number Percent(2)
Clarence A. Kemper     231,339  1.1%     115,670   *        115,669  *
P. Michael Masterson   231,038  1.1%     115,519   *        115,519  *
Mark A. Lester          52,017   *        26,008   *        26,009   *
Ronald F. Tetzlaff      52,017   *        26,008   *        26,009   *
Alan R. Parenteau        5,779    *        2,890    *        2,889    *
Jon R. Voss              5,779    *        2,890    *        2,889    *
Warren Handren           1,924    *        962      *        962      *
David Hyde               1,924    *        962      *        962      *
Howard W. Foster         5,035    *        5,035    *        0        *
                       586,852  2.8%     295,944   1.4%     290,908  1.4%

___________________*Less than 1% of the outstanding Common Stock.
(1) Assuming all of the Shares owned by each Selling Stockholder and offered pursuant to this Prospectus are sold.
(2) As of January 14, 1998, there were 20,804,987 shares of Common Stock outstanding.

None of the Selling Stockholders has had any material relationship with the Company or any of its affiliates within the past three years except as described below.

Each of Clarence A. Kemper, P. Michael Masterson, Mark A. Lester, Ronald F. Tetzlaff, Alan R. Parenteau, Jon Voss, Warren Handren and David Hyde (the "KMI Stockholders") acquired his Shares in connection with the merger of KMI Acquisition Corporation, a Massachusetts corporation and wholly-owned subsidiary of the Company, with and into Kemper-Masterson, Inc., a Delaware corporation ("KMI") (the "KMI Merger"), pursuant to an Agreement and Plan of Reorganization and Merger dated October 22, 1997 by and among KMI, KMI Acquisition Corporation, the Company and the KMI Stockholders (the "Merger Agreement"). Pursuant to the terms of a Registration Rights Agreement dated December 1, 1997 by and among the KMI Stockholders and the Company, 290,909 of the 581,817 shares of Common Stock issued to the KMI Stockholders in connection with the KMI Merger are being offered hereby. The Company has agreed to register the remaining 290,908 shares of Common Stock issued to the KMI Stockholders approximately 180 days after the date of this Prospectus. Such rights are more fully described in the Registration Rights Agreement filed as Exhibit 4.3 herewith.

An aggregate of 55,706 shares of Common Stock issued to the KMI Stockholders are being held in escrow pursuant to the Merger Agreement. Of the 55,706 shares being held in escrow, an aggregate of 25,297 shares are being held back until the earlier of (i) December 1, 1998 or (ii) the delivery of an audit report relating to the Company's financial statements for the fiscal year ended June 30, 1998. These shares will be used to satisfy any indemnification claims which may be brought by the Company based upon a breach of the representations or warranties of KMI or the KMI Stockholders as set forth in the Merger Agreement. An aggregate of 30,409 shares held in escrow will be used if necessary to satisfy certain tax withholding obligations of the KMI Stockholders. These shares will be distributed to the KMI Stockholders, to the extent not used to satisfy such tax withholding obligations, within approximately 25 days after the date the shares are no longer subject to restriction on transfer pursuant to the pooling of interests accounting rules. Each of the KMI Stockholders has sole authority to hold or dispose of, and to vote all securities held by him, including those shares held in escrow by the Company but issued in the name of the KMI Stockholder. Each of the KMI Stockholders is presently employed by KMI in its capacity as a wholly-owned subsidiary of the
Company, including Mr. Masterson, who serves as KMI's President.   The KMI
Merger was accounted for as a pooling of interests for financial accounting purposes.

Perceptive Systems, Inc., a Colorado corporation doing business as Hayden Image Processing Group ("Hayden") acquired its Shares in connection with the acquisition by the Company of substantially all of the assets of Hayden pursuant to an Asset Purchase Agreement dated September 26, 1997 by and among the Company, Hayden and Howard W. Foster, the sole stockholder of Hayden (the "Asset Purchase Agreement"). In connection with the anticipated dissolution of Hayden, the 5,035 shares of Common Stock issued to Hayden were subsequently transferred to Howard W. Foster, the sole stockholder of Hayden. Pursuant to the terms of a Registration Rights Agreement dated September 26, 1997 by and between Hayden and the Company, all of the 5,035 shares of Common Stock issued upon the closing of the Hayden Acquisition are being offered hereby. In addition, the Company has granted certain "piggyback" rights with respect to the Contingent Shares which would allow the registration of the Contingent Shares on future registration statements filed by the Company. Such rights are more fully described in the Registration Rights Agreement filed as Exhibit 4.5 herewith. Howard Foster is currently the Director of Medical Imaging Research and Development at the Company.
Each of the Selling Stockholders represented to the Company, in connection with the completion of the KMI Merger and the Hayden Acquisition, that he or it was acquiring the Shares from the Company without any present intention of effecting a distribution of those Shares. In recognition of the fact that the Selling Stockholders may want to be able to sell their shares when they consider appropriate, the Company agreed to file with the Commission a Registration Statement on Form S-3 (the "Registration Statement") (of which this Prospectus is a part) to permit the public sale of the Shares by the Selling Stockholders from time to time and to use its commercially reasonable efforts to keep the Registration Statement effective until the earlier of the sale of all of the Shares pursuant to this Registration Statement or October 22, 1998. The Company will prepare and file such amendments and supplements to the Registration Statement as may be necessary to keep it effective until the earlier of the sale of all Shares pursuant to the registration statement or until October 22, 1998.

Pursuant to the Registration Rights Agreements by and between the Company and each of the Selling Stockholders (collectively, the "Registration Rights Agreements"), the Company has agreed to bear all expenses in connection with the registration and resale of the Shares (other than underwriting discounts and selling commissions and the fees and expenses of counsel and other advisors to the Selling Stockholders). See "Plan of Distribution." The Registration Rights Agreements provide that the Company will indemnify the Selling Stockholders for any losses incurred by them in connection with actions arising from any untrue statement of a material fact in the Registration Statement or any omission of a material fact required to be stated therein, unless such statement or omission was made in reliance upon written information furnished to the Company by the Selling Stockholder. Similarly, the Registration Rights Agreements provide that each Selling Stockholder will indemnify the Company and its officers and directors for any losses incurred by them in connection with any action arising from any untrue statement of material fact in the Registration Statement or any omission of a material fact required to be stated therein, if such statement or omission was made in reliance on written information furnished to the Company by such Selling Stockholder.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

DESCRIPTION OF CAPITAL STOCK

     The current authorized capital stock of the Company is 50,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of Preferred Stock, par value $.01 per share.

Common Stock

     As of January 14, 1998, there were 20,804,987 shares of Common Stock outstanding and held of record by 108 stockholders.

     Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Holders of Common Stock do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock. Holders of the Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

Preferred Stock

     The Board of Directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of Preferred Stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company. There are no shares of Preferred Stock outstanding. The Company has no present plans to issue any shares of Preferred Stock.

Massachusetts Law and Certain Provisions of the Company's Restated Articles of Organization and By-Laws

     The Company believes that it has more than 200 beneficial stockholders, thus making it subject to Chapter 110F of the Massachusetts General Laws, an anti-takeover law. In general, this statute prohibits a publicly held Massachusetts corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless (i) the interested stockholder obtains the approval of the board of directors prior to becoming an interested stockholder, (ii) the interested stockholder acquires 90% of the outstanding voting stock of the corporation (excluding shares held by certain affiliates of the corporation) at the time it becomes an interested stockholder, or (iii) the business combination is approved by both the board of directors and the holders of two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). An "interested stockholder" is a person who, together with its affiliates and associates, owns (or at any time within the prior three years did own) 5% or more of the outstanding voting stock of the corporation. A "business combination" includes a merger, a stock or asset sale, and certain other transactions resulting in a financial benefit to the interested stockholder. . There are no shares of Preferred Stock outstanding. The Company may at any time elect not to be governed by Chapter 110F by vote of a majority of its stockholders, but such an amendment would not be effective for twelve months and would not apply to a business combination with any person who became an interested stockholder prior to the adoption of the amendment.

     The Massachusetts Business Corporation Law generally requires that publicly-held Massachusetts corporations have a classified board of directors consisting of three classes as nearly equal in size as possible, unless those corporations elect to opt out of the statute's coverage. By vote of the Board of Directors, the Company has elected to opt out of the classified board provisions of this statute and has adopted separate classified Board provisions in its Restated Articles of Organization.

     The Company's By-Laws include a provision that excludes the Company from the applicability of Massachusetts General Laws Chapter 110D, entitled "Regulation of Control Share Acquisitions." In general, this statute provides that any stockholder of a corporation subject to this statute who acquires 20% or more of the outstanding voting stock of a corporation may not vote such stock unless the stockholders of the corporation so authorize. The Board of Directors may amend the Company's By-Laws at any time to subject the Company to this statute prospectively.

     The Company's By-Laws require that nominations for the Board of Directors made by a stockholder comply with certain notice procedures. A notice by a stockholder of a planned nomination must be given not less than 60 and not more than 90 days prior to a scheduled meeting, provided that if less than 70 days' notice is given of the date of the meeting, a stockholder will have ten days within which to give such notice. The stockholder's notice of nomination must include particular information about the stockholder, the nominee and any beneficial owner on whose behalf the nomination is made. The Company may require any proposed nominee to provide such additional information as is reasonably required to determine the eligibility of the proposed nominee.

     The By-Laws also require that a stockholder seeking to have any business conducted at a meeting of stockholders give notice to the Company not less than 60 and not more than 90 days prior to the scheduled meeting, provided that if less than 70 days' notice is given of the date of the meeting, a stockholder will have ten days within which to give such notice. The notice from the stockholder must describe the proposed business to be brought before the meeting and include information about the stockholder making the proposal, any beneficial owner on whose behalf the proposal is made, and any other stockholder known to be supporting the proposal. The By-Laws require the Company to call a special stockholders' meeting at the request of stockholders holding at least 33 1/3% of the voting power of the Company.

     The Company's Restated Articles of Organization include provisions eliminating the personal liability of the Company's directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Massachusetts Business Corporation Law. Additionally, the Company's Restated Articles of Organization provide that the Company shall indemnify each person who is or was a director or officer of the Company, and each person who is or was serving or has agreed to serve at the request of the Company as a director or officer of, or in a similar capacity with, another organization or in any capacity with respect to any employee benefit plan of the Company, against all liabilities, costs and expenses reasonably incurred by any such persons in connection with the defense or disposition of or otherwise in connection with or resulting from any action, suit or other proceeding in which they may be involved by reason of being or having been such a director or officer, or by reason of any action taken or not taken in such capacity, except with respect to any matter as to which such person shall have been finally adjudicated by a court of competent jurisdiction not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Company or, to the extent such matter relates to service with respect to an employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan.

     The Restated Articles of Organization provide that certain transactions, such as the sale, lease or exchange of all or substantially all of the Company's property and assets and the merger or consolidation of the Company into or with any other corporation, may be authorized by the approval of the holders of a majority of the shares of each class of stock entitled to vote thereon, rather than by two-thirds as otherwise provided by statute, provided that the transactions have been authorized by a majority of the members of the Board of Directors and the requirements of any other applicable provisions of the Restated Articles of Organization have been met.

     Certain of the provisions of the Restated Articles of Organization and By-Laws discussed above would discourage or make more difficult a proxy contest or the assumption of control by a holder of a substantial block of the Company's stock. Such provisions could also have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. In addition, since the Restated Articles of Organization and By-Laws are designed to discourage accumulations of large blocks of the Company's stock by purchasers whose objective is to have stock repurchased by the Company at a premium, such provisions could tend to reduce the temporary fluctuations in the market price of the Company's stock which are caused by such accumulations. Accordingly, stockholders could be deprived of certain opportunities to sell their stock at a temporarily higher market price.

Transfer Agent and Registrar

     The Transfer Agent and Registrar for the Common Stock is BankBoston,
N.A.

PLAN OF DISTRIBUTION

     The Shares offered hereby may be sold from time to time by the Selling Stockholders for their own accounts. The Company will receive none of the proceeds from this offering. The Selling Stockholders will pay or assume brokerage commissions or other charges and expenses incurred in the resale of the Shares.

     Resales of the Shares by the Selling Stockholders are not subject to any underwriting agreement. The Shares covered by this Prospectus may be sold by the Selling Stockholders or by pledgees, donees, transferees or other successors in interest. The Shares offered by each Selling Stockholder may be sold from time to time at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices. Such sales may be effected in the over-the-counter market, on the Nasdaq National Market, or on any exchange on which the Shares may then be listed. The Shares may be sold by one or more of the following: (a) one or more block trades in which a broker or dealer so engaged will attempt to sell all or a portion of the Shares held by the Selling Stockholders as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (d) in negotiated transactions, and (e) through other means. The Selling Stockholders may effect such transactions by selling Shares through customary brokerage channels, either through broker-dealers acting as agents or brokers, or through broker-dealers acting as principals, who may then resell the Shares, or at private sales or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions, commissions, or fees from the Selling Stockholders and/or purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). Any broker-dealers that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be underwriters and any commissions received by them and any profit on the resale of the Shares positioned by them might be deemed to be underwriting compensation, within the meaning of the Securities Act, in connection with such sales.

     The Company intends to maintain the effectiveness of this Prospectus until October 22, 1998 or such period as is required to satisfy the Company's obligations under the Registration Rights Agreements by and among the Selling Stockholders and the Company; provided, however, that the rights of the Selling Stockholders to resell the Shares pursuant to this Registration Statement may be suspended by the Company under certain circumstances, as set forth in the Registration Rights Agreements.

     The Company will inform the Selling Stockholders that the antimanipulation rules under the Securities Exchange Act of 1934
(Regulation M - Rule 102) may apply to sales in the market and will furnish the Selling Stockholders upon request with a copy of these Rules. The Company will also inform the Selling Stockholders of the need for delivery of copies of this Prospectus.

     Any Shares covered by the Prospectus that qualify for resale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

     The Common Stock is quoted on the Nasdaq National Market under the symbol "PRXL."

LEGAL MATTERS

Certain legal matters with respect to the issuance of the Shares are being passed upon for the Company and the Selling Stockholders by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

EXPERTS

The supplemental consolidated financial statements of the Company as of June 30, 1997 and 1996 and for each of the three years in the period ended June 30, 1997 included in this Prospectus and the Company's consolidated financial statements as of June 30, 1997 and 1996 and for each of the three years in the period ended June 30 1997 incorporated in this Prospectus by reference to the Company's 1997 Annual Report on Form 10-K have been so included and incorporated in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Supplemental Consolidated Financial Statements

The following supplemental consolidated financial statements give effect to the business combination between the Company and Kemper-Masterson, Inc. ("KMI") consummated in December 1997 and accounted for as a pooling of interests. These supplemental financial statements will become the restated historical financial statements of the Company upon publication of the combined results of the companies covering a period subsequent to the combination. The supplemental financial statements assume that the business combination occurred at the earliest period presented. Due to the differing year ends of the Company and KMI, financial information for dissimilar fiscal years has been combined in the supplemental consolidated financial statements for the Company's fiscal year 1996 and 1995. KMI's results of operations for its fiscal years ended December 31, 1996 and 1995 were combined with the Company's results of operations for the fiscal years ended June 30, 1996 and 1995, respectively. Balance sheet information as of June 30, 1996 includes the financial position of KMI as of December 31, 1996 and the Company as of June 30, 1996. Accordingly, KMI's results of operations for the six months ended December 31, 1996 (including revenue, operating income, and net income of $5.0 million, $167,000, and $117,000, respectively) were duplicated in the combined statements of operations for fiscal 1997 and 1996. Therefore, KMI's net income for one of the six month periods ended December 31, 1996, was eliminated from stockholders' equity.

Supplemental consolidated earnings per share is based on the combined weighted average number of shares of common stock of the Company, and common stock issued by the Company to the former shareholders of KMI. The supplemental consolidated balance sheets reflect the issuance of shares of common stock of the Company in exchange for all of the outstanding shares of KMI.

PAREXEL INTERNATIONAL CORPORATION

INDEX TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

Report of independent accountants                                F-2
Supplemental consolidated statements of operations
for the three years ended June 30, 1997 and unaudited for
the three months ended September 30, 1997 and 1996               F-3
Supplemental consolidated balance sheets at June 30,
1997 and 1996 and unaudited at September 30, 1997                F-4
Supplemental consolidated statements of stockholders'
equity for the three years ended June 30, 1997 and
unaudited for the three months ended September 30, 1997          F-5
Supplemental consolidated statements of cash flows for
the three years ended June 30, 1997 and unaudited for
   the three months ended September 30, 1997 and 1996            F-7
Notes to supplemental consolidated financial                     F-9

Report of Independent Accountants

To the Board of Directors and
Stockholders of PAREXEL International Corporation:

In our opinion, the accompanying supplemental consolidated balance sheets and the related supplemental consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of PAREXEL International Corporation and its subsidiaries at June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As described in Note 16, on December 1, 1997, the Company merged with Kemper-Masterson, Inc. in a transaction accounted for as a pooling of interests. The accompanying supplemental consolidated financial statements give retroactive effect to the merger of the Company with Kemper-Masterson, Inc.



PRICE WATERHOUSE LLP

Boston, Massachusetts
August 6, 1997, except as to
Note 16 and the pooling of
Interests with Kemper-Masterson,
Inc., which is as of
December 1, 1997



PAREXEL INTERNATIONAL CORPORATION

SUPPLEMENTAL CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)
                                                     For the three months
                      For the year ended June 30,    ended September 30,
                      1997      1996       1995       1997     1996
                                                   (unaudited)

Revenue               $220,511  $132,880   $90,453    $66,765  $45,704
Reimbursed costs       (50,156)  (35,519)   (23,360)   (12,495) (10,460)
Net revenue            170,355   97,361     67,093     54,270   35,244


Costs and expenses     115,695   66,196     48,056     36,310   24,215
   Direct costs         35,254   21,902     15,801     10,980   7,301
  Selling, general
  and administrative
  Depreciation and       5,354     2,636      2,430      2,027    958
  amortization
Impairment of             -          -        11,253      -       -
long-lived assets
                      156,303   90,734     77,540     49,317   32,474
Income (loss)          14,052    6,627      (10,447)   4,953    2,770
from operations

Interest Income         3,465     1,297      225        988      439

Interest expenses        (212)     (165)      (172)      (38)     (55)

Other income               (7)       22         14         7        (14)
expense),net
                        3,246       1,154      67         957      370

Income (loss) before   17,298       7,781      (10,380)   5,910    3,140
provision for income
taxes
Provision for income     6,261     3,088      291        2,069    1,155
income taxes
Net income (loss)      $11,037   $4,693     ($10,671)   $3,841   $1,985

Net income               $0.57     $0.33      ($4.90)     $0.18    $0.11
(loss per share)


Weighted average
common and common
equivalent shares
outstanding             19,497    14,080     2,177       21,173   17,776

The accompanying notes are an integral part of the supplemental consolidated financial statements.


PAREXEL INTERNATIONAL CORPORATION

SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS
(in thousands except share data)

                                       September    June 30,
                                         30,
                                        1997          1997       1996
                                       (unaudited)
ASSETS
Current
assets:
   Cash and cash
equivalents:
                                       $47,879          $28,392    $16,278
Unrestricted
                                       2,752            1,967      858
Restricted
   Marketable                          37,478           66,891     29,319
securities
   Accounts                            70,336           66,061     42,113
receivable, net
   Other current                       12,271           12,106     7,171
assets
Total                            170,716          175,417    95,739
current assets

Property and                           32,586           28,222     8,777
equipment, net
Other assets                           1,890            1,862      1,810
                                       $205,192         $205,501   $106,326

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Liabilities:
   Notes payable and current portion   $1,116           $1,698     $1,468
of long-term debt
   Accounts                            6,737            8,127      7,309
   payable
   Advance                             29,678           33,369     20,690
billings
   Other current                       21,428           21,347     12,442
liabilities
      Total                            58,959           64,541     41,909
current
liabilities

Long term                                 26               72         410
debt
Other liabilities                       1,685            1,724      1,739
Total liabilities                      60,670           66,337     44,058

Commitments and
and contingencies
Stockholders' equity
Preferred stock - $.01 par value;         -                 -          -
shares authorized; 5,000,000
Common stock - $.01 par value;
shares authorized 50,000,000 at
September 30, 1997, and at
June 30, 1997, and 25,000,000 at
June 30, 1996; shares issued:
20,620,864 at September 30, 1997,
20,563,924 at June 30, 1997, and
16,151,277 at June 30, 1996;
shares outstanding:  20,601,452 at
September 30, 1997, 20,534,512
at June 30, 1997 and 16,121,865 at June
30, 1996                                 206               205         161
Additional paid-in capital           133,973           132,543      67,124
Retained earnings                     10,899           7,189      (5,059)
(accumulated deficit)
Cumulative translation                  (556)            (773)      42
adjustment
Total stockholders' equity           144,522          139,164    62,268

                                    $205,192         $205,501   $106,326

The accompanying notes are an integral part of the supplemental consolidated financial statements.




SUPPLEMENTAL CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                      Convertible Preferred Stock       Common Stock
                   Number of Issuance  Number of Par Additional Retained  Stock    Cumula-   Total
                    Shares   Price,Net  Shares   Value Paid-In  Earnings  Sub-     tive      Stock-
                              Net                      Capital  (accumu-  Scrip-   Trans-    Holder
                                                                lated     tions    Lation    Equity
                                                                deficit)  Receiv-  Adjust-
                                                                          Able     Ment
Balance at June
30, 1994         2,327,744  $23,683 2,137,367 $21 $741  $1,891 $(163)$(454)$25,719


Shares issued                          43,972          2   64                         66
under stock option
plans

Deferred                                                   183                         183
compensation                                                                                   183

Repurchase of                                                                                  (17)
common shares                          (2,746)           (17)

Proceeds from
stock
subscriptions                                                                 6                 6
receivable
Foreign currency
translation                                                                           863       863
Net loss
                                                                    (10,671)                   (10,671)

Balance at June        2,327,744  23,683   2,178,593     23   971     (8,780)   (157)   409         16,149
30, 1995


Convertible
preferred stock     176,887        1,769                                                       1,769
issue upon
 Exercise of
warrants
Proceeds from
stock                                                                           157
subscriptions                                                                                  157
receivable
Conversion of
preferred stock
into common upon   (2,504,631)   (25,452)  8,956,016   88    25,364                             -
initial public
offering
Payment of accrued
preferred stock                                                        (940)                    (940)
dividends

Net proceeds from                          4,200,000    42   36,845                            36,887
public offerings
Shares issued under
stock option plans
Deferred
compensation
Acquisitions

                                          625,620     6     405                                411

                                                            337                               337

                                          161,636     2     144      (76)                       70

Income tax benefit
from exercise of                                            3,058                              3,058
stock options

Net unrealized                                                        44                        44
gain on marketable
securities
Foreign currency                                                                               (367)       (367)
translation
Net income
                                                                    4,693                      4,693
Balance at June
30, 1996             -          -       16,121,865  161   67,124   (5,059) -        42        62,268


The accompanying notes are an integral part of the supplemental consolidated financial statements.


SUPPLEMENTAL CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



Balance at June 30,
1996                   -   -   16,121,865   161   67,124    (5,059) -  42         62,268

Net proceeds from
 public offering              2,516,300    25   57,161                            57,186
Shares issued under
stock option plans            529,902      5    1,427                              1,432
Shares issued under
employee stock
      Purchase plan           154,384      2    1,743                              1,745
Deferred compensation                                                                 492
                                                 492
Income tax benefit from
exercise of stock
      Options                                   4,527                             4,527
Income tax benefit from
building acquisition                              320                             320
Net unrealized gain on
marketable securities                                    97                         97
Acquisitions (note 4)
                             1,217,841    12      30        1,231                  1,273
Foreign currency
translation                                                          (815)         (815)
Elimination of KMI's
net activity for the          (5,780)            (281)     (117)                 (398)
six months ended                                                                           (398)

December 31, 1996
Net income                                                  11,037                11,037


Balance at June 30, 1997
                         -    -   20,534,512  205    132,543 7,189    -  (773)  139,164

Shares issued under              16,540                146                         146
stock option plans
Shares issued under
employee stock                   45,365        1       1,084                       1,085
 Purchase plan
Acquisitions (note 16)
                                5,035                  200                                200
Net unrealized loss on
marketable securities                                          (131)                  (131)


Foreign currency translation                                           217             217
Net income                                                      3,841                 3,841

Balance at September 30,
1997 (Unaudited)         -    - 20,601,452  $206  $133,973 $10,899-   $(556)    $144,522


The accompanying notes are an integral part of the supplemental consolidated financial statements.


PAREXEL INTERNATIONAL CORPORATION

SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands,except per share data)

                                                    For the
                                                    three
                                                    months
                                                    ended
                            For the             September 30,
                           year ended
                           June 30,
                            1997       1996      1995      1997     1996
                                                        (unaudited)

Cash
flows from operating
 activities:
Net income (loss)        $11,037    $4,693    ($10,671) $3,841   $1,985

Adjustments to
reconcile net income
(loss) to net              5,354     2,636     2,430     2,027    958
Depreciation and
amortization                -        (135)     (683)       -       -

Impairment of Long-
lived assets                -          -      11,253       -       -

Stock compensation expense  492       337       184        -       -

Change in assets and
liabilities,net of
effects from acquisitions:

Restricted cash             (1,109)    502       (929)     (780)    (511)
Accounts receivable(net)   (21,559)  (15,684)  (1,279)   (5,190)  (8,686)
Other current assets        (3,004)    (76)      (1,474)   543      637
Other assets                (1,107)    (317)     (53)      (5)      (72)
 Accounts payable            (397)      4,377     680       (1,292)  1,347
 Advance billings            12,387     6,507     4,512     (3,047)  (1,067)
 Other current
liabilities                  12,762     3,227     2,234     (891)    (763)
Other liabilities               791        65        56        482      35

Net cash provided (used      15,647     6,132     6,260     (4,312)  (6,137)
by operating activities

Cash flows from investing
activities                 (118,698)  (131,903)  (3,510)   (39,020) (10,849)
Purchase of marketable
securities                   81,223    104,128   2,710     68,302   13,773
Proceeds from sale of
marketable securities           781         52     -          -        251
Cash related to
acquisition activities      (22,430)    (5,219)   (1,867)   (6,629)  (2,679)
Net cash provided (used)    (59,124)    32,942)  (2,667)     22,653   496
by investing activities

Cash flows from financing
activities:
 Proceeds from issuance
 of convertible preferred
 stock                          -       1,769     -         -        -

  Proceeds from issuance
  of common stock            60,363    37,298    66        1,431    1,429

Cash receoved from stock         -        157       6         -        -
subscriptions

Purchase of treasury
stock                            -         -       (17)      -        -

Net proceeds (repayments)
under line of credit          (318)       619       (275)     224      211
Proceeds from long term
debt                            -         -         200       -        -
Repayments of long term
debt                         (3,464)    (1,001)   (751)      (98)     (2,784)
Dividends on convertible
preferred stock                -         (940)     -         -        -
Net cash provided (used)     56,581     37,902    (771)     1,557    (1,144)
by financing activities
Elimination of KMI's net
cash activities for the
six months ended 12/31/96     (21)        -          -       -          -
Effect of Exchange rate
changes on unrestricted
cash and cash equivalents     (969)     (155)     134       (411)    (40)
Net increase (decrease)
in unrestricted cash
and cash equivalents        12,114     10,937    2,956     19,487   (6,825)
Unrestricted cash and       16,278      5,341     2,385     28,392   16,257
cash equivalents at
beginning of period
Unrestricted cash and
cash equivalents at
end of period               $28,392    $16,278   $5,341    $47,879  $9,432

The accompanying notes are an integral part of the supplemental consolidated financial statements.



PAREXEL INTERNATIONAL CORPORATION

SUPPMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except per share data)

                                For
                                the                        Three months
                                year                       Ended
                                ended                      September 30,
                                June
                                30,

                                1997      1996      1995    1997     1996
                                                            (unaudited)

Supplmental disclosures of
cash flow information:

Cash paid during the year
for:
Interest                        $265      $247      $260    $26      $74
Income Taxes                  $1,576    $1,649      $565    $421     $392
Supplemental disclosures
of noncash financing
activities:
Property and equipment          -        $536      $1,265     -        -
acquired under capital
lease obligations
Income tax benefit
from exercise of stock options  $4,527  $3,058        -       -         -
Income tax benefit from
building acquisition             $320     -           -       -       $320

The accompanying notes are an integral part of the supplemental consolidated financial statements.


NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  DESCRIPTION OF BUSINESS

The Company is a leading contract research organization ("CRO") providing a broad range of knowledge-based product development and product launch services on a contract basis to the worldwide pharmaceutical, biotechnology, and medical device industries. The Company has developed expertise in such disciplines as: clinical trials management, biostatistical analysis and data management, medical marketing, clinical pharmacology, regulatory and medical consulting, information technology, industry training and publishing, and other drug development consulting services.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Supplemental Financial Information

The accompanying supplemental consolidated financial statements have been prepared to give retroactive effect to the acquisition of Kemper-Masterson, Inc. (KMI) by the Company accounted for as a pooling of interests which occurred in December 1997 (Note 16). Generally accepted accounting principles prohibit giving effect to a consummated business combination accounted for as a pooling of interests in financial statements that do not include the date of consummation; accordingly, these financial statements are supplemental information. The accompanying supplemental consolidated financial statements do not extend through the date of consummation; however, they will become the historical consolidated financial statements of the Company after financial statements covering the date of consummation of the business combination are issued.

Principles of Consolidation

The supplemental consolidated financial statements include the accounts of PAREXEL International Corporation and its wholly-owned domestic and foreign subsidiaries. In fiscal year 1997, the Company's French subsidiary changed its fiscal year end to June 30, which resulted in a 13-month year. The additional month is included in the fiscal year 1997 results of operations and does not materially affect the Company's supplemental consolidated financial statements. For fiscal year 1997, the Company's German subsidiary operated on a fiscal year that ended May 31. For fiscal years 1996 and 1995, the Company's German and French subsidiaries operated on a fiscal year that ended May 31. All significant intercompany accounts and transactions have been eliminated.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Interim Financial Data (Unaudited)

The interim financial data included in the accompanying supplemental consolidated financial statements and notes thereto, is unaudited; however, in the opinion of the Company, the interim financial data include all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the results for the interim periods. The interim financial data are not necessarily indicative of the results of operations for a full fiscal year.

Revenue

Fixed price contract revenue is recognized using the percentage-of-completion method based on the ratio that costs incurred to date bear to estimated total costs at completion. Revenue from other contracts is recognized as services are provided. Revenue related to contract modifications is recognized when realization is assured and the amounts are reasonably determinable. Adjustments to contract cost estimates are made in the periods in which the facts that require the revisions become known. When the revised estimate indicates a loss, such loss is provided in the current period in its entirety. "Unbilled accounts receivable" represents revenue recognized in excess of amounts billed. "Advance billings" represents amounts billed in excess of revenue recognized.

Investigator Fees

Investigator fees are accrued as investigator services are rendered. The timing of payments to investigators is determined by reference to predetermined contractual arrangements, which may differ from the accrual of the expense. Payments to investigators in excess of amounts accrued are classified as prepaid expenses included in other current assets, and accrued expenses in excess of amounts paid are classified as other current liabilities.

Cash, Cash Equivalents, Marketable Securities, and Financial
Instruments

The Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents. Marketable securities include securities purchased with original maturities of greater than three months. Cash equivalents and marketable securities are classified as "available for sale" and are carried at fair market value. Any unrealized gains or losses are recorded as part of stockholders' equity. Restricted cash consists of advances and deposits from customers subject to certain restrictions.

The Company occasionally purchases securities with seven-day put options that allow the Company to sell the underlying securities in seven days at par value. The Company uses these derivative financial instruments on a limited basis to shorten contractual maturity dates, thereby managing interest rate risk. Approximately $2.7 million of securities were subject to seven-day put options at June 30, 1997, and $1.0 million at June 30, 1996. The Company does not hold derivative instruments for trading purposes.

Concentration of Credit Risk

Financial instruments which potentially expose the Company to concentrations of credit risk include trade accounts receivable. However, such risk is limited due to the large number of clients and their international dispersion. In addition, the Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management expectations. One customer accounted for 11% of the Company's supplemental consolidated net revenue for the year ended June 30, 1997. No single customer accounted for more than 10% of the Company's supplemental consolidated net revenue for the years ended June 30, 1996 and 1995.

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets ranging from three to eight years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the remaining lease term. Repair and maintenance costs are charged to expense as incurred.

Intangible Assets

Intangible assets consist principally of goodwill, customer lists, covenants not to compete, and other intangible assets attributable to businesses acquired. Goodwill represents the excess of the cost of businesses acquired over the fair value of the related net assets at the date of acquisition. Intangible assets are amortized using the straight-line method over their expected useful lives. Goodwill and other intangibles are currently being amortized over five to ten years.

Impairment of Long-Lived Assets

The Company periodically assesses the recoverability of the carrying amount of long-lived assets, including intangible assets. A loss is recognized when expected future cash flows (undiscounted and without interest) are less than the carrying amount of the asset. The amount of the impairment loss is determined as the difference by which the carrying amount of the asset exceeds the fair value of the asset.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109. Deferred tax assets and liabilities are recognized for the expected future tax consequences, utilizing current tax rates, of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets are recognized, net of any valuation allowance, for the estimated future tax effects of deductible temporary differences and tax operating loss and credit carryforwards. Deferred income tax expense represents the change in the net deferred tax asset and liability balances.

Foreign Currency

Assets and liabilities of the Company's international operations are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at average exchange rates prevailing during the year. Translation adjustments are accumulated in a separate component of stockholders' equity. Realized gains and losses recorded in the statements of operations were not material for each period presented.

Net Income (Loss) Per Share

Net income (loss) per share is calculated based on the weighted average number of common shares and common equivalent shares assumed outstanding during the period. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, certain common and common equivalent shares issued by the Company during the twelve months immediately preceding the initial filing of the registration statement relating to the Company's initial public offering have been included in the calculation of weighted average shares, using the treasury stock method and the initial public offering price, as if these shares were outstanding for all periods prior to the initial public offering.

Stock-Based Compensation

In October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." As permitted by SFAS No. 123, the Company has elected to continue to follow the accounting provisions of Accounting Principles Board Opinion (APBO) No. 25, "Accounting for Stock Issued to Employees," and furnish pro forma disclosures.

Recently Issued Accounting Standards

In February 1997, the FASB issued SFAS No. 128, "Earnings per Share." This statement replaces primary and fully diluted earnings per share with basic and diluted earnings per share. SFAS No. 128 will be effective for the Company's second quarter of fiscal 1998 and requires the restatement of all previously reported earnings per share data presented. Early adoption of this Statement is not permitted. The Company expects that basic and diluted earnings per share amounts will not be materially different from the Company's primary and fully diluted earnings per share amounts.

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in the supplemental consolidated financial statements. SFAS No. 131 establishes standards for reporting information on operating segments in interim and annual financial statements. Both statements are effective for the Company for fiscal 1999.

NOTE 3.  IMPAIRMENT OF LONG-LIVED ASSETS

In the third quarter of fiscal 1995, PAREXEL GmbH's operations suffered a decline in net revenue resulting in a net loss for the period. Also during the third quarter, drug development regulations in Germany and Europe were modified and further changes were being contemplated, all of which were expected to have a detrimental impact on PAREXEL GmbH's operations. Considering the cumulative impact of the above-described factors, management assessed the realizability of the long-lived assets of PAREXEL GmbH.

In accordance with its accounting policy for impaired long-lived assets, management prepared a forecast of PAREXEL GmbH's expected future cash flows on an undiscounted basis and without interest charges, based upon assumptions developed by management using PAREXEL GmbH's historical experience as well as the best estimate of future trends and events. The sum of the forecasted cash flows from management's model was less than the carrying amount of PAREXEL's investment in PAREXEL GmbH.

To assess the fair value of PAREXEL GmbH, a discounted cash flow valuation technique was utilized with a discount rate of approximately 19.5% based upon PAREXEL GmbH's calculated cost of capital. The results of this calculation indicated a de minimus valuation; and accordingly, the Company recorded an impairment loss on long-lived assets of $11.3 million in fiscal 1995.

NOTE 4.  ACQUISITIONS

In February 1997, the Company acquired, in separate transactions, RESCON, Inc., a medical marketing consulting business located in the Washington, D.C. area, and Sheffield Statistical Services, Ltd. (S-Cubed), a company located in the United Kingdom that specializes in biostatistical analysis. The Company issued a total of 209,537 shares of common stock in exchange for all the outstanding shares of RESCON and S-Cubed.

In August 1996, the Company acquired, in separate transactions, Lansal Clinical Pharmaceutics, Limited (Lansal), a contract research organization located in Israel, and State and Federal Associates, Inc. (S&FA), a medical marketing business located in the Washington, D.C. area. The Company issued 1,008,304 shares of common stock in exchange for all of the outstanding shares of Lansal and S&FA.

In June 1996, the Company acquired, in separate transactions, Sitebase Clinical Systems, Inc. (Sitebase), a provider of remote data entry technology, and Caspard Consultants (Caspard), a Paris-based biostatistical and data management consulting company. The Company issued a total of 161,636 shares of common stock in exchange for all of the outstanding shares of Sitebase and Caspard.

All of these transactions were accounted for as poolings of interests. The aggregate historical results of operations and financial position of the above acquisitions were not material to the Company's supplemental consolidated financial statements. Therefore, prior period amounts have not been restated and results of operations of the acquired companies have been included since the period of acquisition. Pro forma results of the Company, assuming the above acquisitions were made at the beginning of each period presented, would not be materially different from the actual results reported.

NOTE 5.  INVESTMENTS

Available-for-sale securities included in cash and cash equivalents as of June 30, 1997 and 1996, consisted of the following:

                   ($in thousands)    1997      1996

               Money market          $  988    $ 2,492
               Municipal securities   1,000     10,000
               Repurchase agreements 20,210      1,141
                                    $22,198    $13,633

Available-for-sale securities included in marketable securities at June 30, 1997, consisted of the following:


                                    Amortized    Unrealized   Fair
         ($ in                      Cost       Gains  Losses  Value
         thousands)
         Municipal securities
                                    $3,785     $ 5    $(2)    $3,788
         Federal government                      -
         securities                   23,400            (1)   23,399
         Corporate debt securities
                                    39,565     140     (1)    39,704

                                    $66,750    $145    $(4)   $66,891

Available-for-sale securities included in marketable securities at June 30, 1996, consisted of the following:

                              Amortized Unrealized     Fair
              ($ in           Cost      Gains  Losses  Value
              thousands)
              Municipal
              securities      $16,972   $3     $(34)   $16,941
              Federal
              government      10,344    66     (1)     10,409
              securities
              Corporate debt
              securities      1,959     10     -       1,969

                               $29,275  $79    $(35)   $29,319



The contractual maturity of available-for-sale securities at June 30, 1997, was $67.3 million within one year, $19.1 million over one year and less than five years, and $2.7 million over five years. Proceeds from the maturities and sales of available-for-sale securities amounted to approximately $1.9 billion for the year ended June 30, 1997, $568 million for the year ended June 30, 1996, and $3 million for the year ended June 30, 1995. Purchases amounted to approximately $1.9 billion for the year ended June 30, 1997, $607 million for the year ended June 30, 1996, and $4 million for the year ended June 30, 1995. Gains and losses realized upon the sale of securities (the cost of which is based upon the specific identification method) were not significant.

NOTE 6.  ACCOUNTS RECEIVABLE

Accounts receivable at June 30, 1997 and 1996, consisted of the following:

                      ($ in thousands)  1997          1996

                      Billed           $40,819     23,854
                      Unbilled          28,228     19,889
                      Allowance for
                      doubtful           (2,986)  (1,630)
                      accounts

                                       $66,061     $42,113

NOTE 7.  PROPERTY AND EQUIPMENT

Property and equipment at June 30, 1997 and 1996, consisted of the following:

                      ($ in thousands)      1997          1996
                   Computer and office
                   equipment                $24,172  $11,431

                   Computer software          5,351    1,767

                   Furniture and fixtures     9,167    3,342
                   Leasehold improvements     2,311      677
                   Building                   2,757      -
                                             43,758   17,217
                   Less accumulated
                   depreciation and          15,536    8,440
                   amortization

                                            $28,222  $ 8,777


Included in the above amounts is computer and office equipment acquired under capital lease obligations of approximately $3.6 million at June 30, 1997 and 1996. Accumulated depreciation on computer and office equipment under capital leases totaled approximately $2.4 million and $1.8 million at June 30, 1997 and 1996, respectively.

Depreciation and amortization expense relating to property and equipment was approximately $5.2 million, $2.4 million, and $1.9 million for the years ended June 30, 1997, 1996, and 1995, respectively, of which $560,000, $634,000, and $427,000 related to amortization of property and equipment under capital leases.

NOTE 8.  OTHER CURRENT LIABILITIES

Other current liabilities at June 30, 1997 and 1996, consisted of the following:

                      ($ in thousands)    1997          1996
                     Accrued
                     compensation and
                     withholdings         $ 9,679   $ 5,012
                     Accrued
                     investigator fees    350         1,565
                     Other
                                          11,318      5,865
                                         $21,347    $12,442


NOTE 9.  CREDIT ARRANGEMENTS

The Company has domestic and foreign line of credit arrangements with banks totaling approximately $14.5 million. The lines are collateralized by accounts receivable, payable on demand, and bear interest at varying rates that differ from country to country (resulting in interest rates ranging from 4.9% to 9.5% at June 30, 1997). The lines of credit expire at various dates through April 1998 and are renewable. There was approximately $1.3 million and $600,000 outstanding under these lines of credit at June 30, 1997 and 1996, respectively.

The Company has a $2.4 million capital lease line of credit with a U.S. bank for the financing of property and equipment. This line is collateralized by property and equipment. Borrowings under this line are payable over a three-year term with interest fixed at the five-year U.S. Treasury note rate plus 2.5% (8.03% at June 30, 1997). This line of credit expires on November 30, 1997, and is renewable annually. Available capacity under this line was approximately $2.0 million at June 30, 1997.

Long-term debt at June 30, 1997 and 1996, consisted of borrowings under the capital lease line. The fair value of debt is estimated based on the market value for similar debt and approximates carrying value at June 30, 1997 and 1996. Aggregate lease obligations bear a weighted average interest rate of approximately 8.3% at June 30, 1997, and 7.9% at June 30, 1996. Long-term debt matures as follows: $43,000 in fiscal 1999 and $29,000 in fiscal 2001.

NOTE 10.  STOCKHOLDERS' EQUITY

On January 28, 1997, the Board of Directors of the Company declared a two-for-one stock split of the Company's common stock, payable in the form of a 100% stock dividend to be distributed to stockholders of record as of the close of business on February 7, 1997. All share and per share data, including stock and stock option, stock purchase plan, and market price information, included in these supplemental consolidated financial statements have been restated to reflect the two-for-one stock split.

As of June 30, 1997 and 1996, there were 5 million shares of preferred stock, $0.01 per share, authorized, but none were issued or outstanding. Preferred stock may be issued at the discretion of the Board of Directors (without stockholder approval) with such designations, rights and preferences, as the Board of Directors may determine.

There were 29,412 shares of common stock held in treasury as of June 30, 1997 and 1996, at a cost of $17,430.

NOTE 11.  STOCK AND EMPLOYEE BENEFIT PLANS

Common Stock Options

In September 1995, the Company adopted the 1995 Stock Plan (1995
Plan), which provided for the grant of incentive stock options for the purchase of up to an aggregate of 1,000,000 shares of common stock to directors, officers, employees, and consultants of the Company. In November 1996, the Company's stockholders approved an increase in the number of shares issuable under the 1995 Plan from 1,000,000 to 2,000,000 shares. The Stock Option Committee of the Board of Directors is responsible for the administration of the Company's stock option plans and determines the term of each option, the option exercise price, number of shares granted, and the rate that options vest. Options generally expire eight to ten years from the date of grant and generally vest over four to five years.

In September 1995, the Company adopted the 1995 Non-Employee Director Stock Option Plan (Director Plan) under which options to purchase an aggregate of 600,000 shares of common stock may be granted to nonemployee directors. On November 21, 1995, nonemployee directors were granted an aggregate of 173,000 options (initial options). The initial options became exercisable on June 30, 1996. Other options granted under the Director Plan vest ratably in three equal annual installments beginning on the first anniversary of the date of grant, subject to certain requirements as defined in the Director Plan.

In September 1995, the Board of Directors voted to grant no further options under the 1986 Incentive Stock Option Plan, the 1987 Stock Plan, and the 1989 Stock Plan and to reduce the number of shares authorized for those plans to the number of options outstanding at that time.

In January 1994, the Kemper-Masterson, Inc. Stock Option Plan (the "Plan") was adopted which provides for the grant of stock options for the purchase of up to an aggregate of 138,714 shares of Class B common stock to key employees of KMI. Options under the Plan generally expire ten years from the date of grant.

In accordance with the provisions of the Plan, KMI grants options under which the underlying Class B common stock acquired upon exercise of such options may be subject to repurchase by KMI at certain times or upon certain events pursuant to the respective stock option agreements. For certain options granted ("Formula Options"), KMI has the right, but not the obligation to repurchase any shares obtained through the exercise of options granted at the formula price prescribed in the underlying stock option agreements. In the event KMI does not initially elect to repurchase the stock acquired through Formula Options, the stockholder can sell such stock to a third party subject to KMI's right of first refusal. KMI has also granted options under which KMI is obligated to repurchase upon termination ("Repurchase Options"), shares acquired through the exercise of previously issued options at the exercise price. All options have been granted with an exercise price of $0.17 per share.

All options are being accounted for as a variable options. For Formula Options, compensation cost is recognized for the difference between the formula value of the stock at the date of option exercise and the exercise price. Prior to option exercise, compensation cost is recognized based on the estimated formula value and accrued over the vesting period. Changes in the formula value of the stock result in a change to the measurement of compensation for the options. For Repurchase Options, compensation cost is recognized as the difference between the amount for which the common stock is repurchased by KMI and the exercise price. Aggregate compensation expense related KMI's stock options was $491,000 and $337,000 for fiscal 1997 and 1996 respectively.

Vesting of both the Formula and Repurchase options is accelerated upon a change in control of KMI. Because the exercise price of the Formula and Repurchase options is considered non-substantive, compensation expense will be recognized for these options and the related common shares upon a change in control. Accordingly, the Company expects to incur compensation expense of approximately $4.1 million in December 1997, the time at which the Company acquired KMI in a transaction accounted for as a pooling of interests (Note 16).

Aggregate stock option activity for the two years ended June 30, 1997, was as follows:

                                                   Weighted Average
                                          Options  Exercise Price
                  Outstanding at June    1,303,805  $ 1.57
                  30, 1995
                    Granted              899,647     12.71
                    Canceled            ( 52,146)     5.03
                    Exercised           (625,620)     0.61
                  Outstanding at June
                  30, 1996             1,525,686    $ 8.42
                    Granted              410,500     24.38
                    Canceled             (31,260)    19.98
                    Exercised           (524,122)     2.75
                  Outstanding at June
                  30, 1997               380,804    $15.05
                  Exercisable at June
                  30, 1997               560,711   $  8.12
                  Available for future
                  grant at June 30,      1,431,426
                  1997


Summary information related to options outstanding and exercisable as of June 30, 1997, is as follows:


             Options Outstanding                  Options Exercisable
                          Weighted
             Outstanding  Average     Weighted    Exercisable  Weighted
 Range Of    As Of        Remaining   Average     As Of        Average
 Exercise    6/30/97      Contractual Exercise    6/30/97      Exercise
 Prices                   Life        Price                     Price
                          (Years)

 $ 0.17 -    556,954      7.36        $ 5.43      458,694      $  5.12
 10.00

 10.01 -     406,650      8.79        18.50       49,750         18.31
 20.00

 20.01 -     417,200      9.30        24.54       52,267         24.69
 27.25

             1,380,804    8.37        $15.05      560,711      $  8.12

The fair value for options granted was estimated at the time of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions for the two years ended June 30, 1997:
Risk free interest rate of 6.18%, dividend yield of 0.0%, volatility factor of the expected market price of the Company's common stock of 45%, and an average expected life of the option of one year from the date of vesting. Under these assumptions, the estimated weighted-average fair value of options granted during the fiscal years ended June 30, 1997 and 1996, was $12.18 and $7.56, respectively.

Employee Stock Purchase Plan

In September 1995, the Company adopted the 1995 Employee Stock Purchase Plan (the Purchase Plan). Under the Purchase Plan, employees have the opportunity to purchase common stock at 85% of the average market value on the first or last day of the plan period (as defined by the Purchase Plan), whichever is lower, up to specified limits. An aggregate of 600,000 shares may be issued under the Purchase Plan.

Had compensation cost for the Company's stock options and the Purchase Plan been determined based on the fair value at the date of grant, as prescribed in SFAS 123, the Company's net income and net income per share would have been as follows:

                    ($ in thousands,        1997       1996
                    except per share data)

                    Pro forma net income    $8,631     $3,224

                    Pro forma net income    $ 0.44     $ 0.23
                    per share

As stock options vest over several years and additional stock option grants are expected to be made each year, the above pro forma disclosures are not necessarily representative of pro forma effects on reported operations for future years.

401(k) Plan

The Company sponsors an employee savings plan (the Plan) as defined by Section401(k) of the Internal Revenue Code of 1986, as amended. The Plan covers substantially all employees in the U.S. who elect to participate. Participants have the opportunity to invest on a pre-tax basis in a variety of mutual fund options. The Company matches 100% of each participant's voluntary contributions up to 3% of gross salary per payroll period. Company contributions vest to the participants in 20% increments for each year of employment and become fully vested after five years of continuous employment. Company contributions to the Plan were $1,053,000, $526,000, and $327,000 for the years ended June 30, 1997, 1996, and 1995, respectively.

NOTE 12.  INCOME TAXES

Domestic and foreign income (loss) before income taxes for the three years ended June 30, 1997, are as follows:

                      ($ in thousands)     1997    1996    1995



                      Domestic            $11,189  $5,655  $   280

                      Foreign             6,109    2,126   (10,660)


                                          $17,298  $7,781  $(10,380)

The provision for income taxes for the three years ended June 30, 1997, are as follows:

                    ($ in
                    thousands)     1997    1996    1995
                    Current:

                    Federal        $4,468  $2,364   $403
                    State           1,121     684    232
                    Foreign         1,444      78    427
                                    7,033   3,475    713

                    Deferred:
                       Federal       (432)   (297)   (315)
                       State         (146)   (87)    (102)
                       Foreign       (194)   (3)       (5)
                                     (772)   (387)   (422)
                                    $ 6,261 $3,088   $291

The Company's supplemental consolidated effective income tax rate differed from the U.S. federal statutory income tax rate as set forth below:

              ($ in thousands)             1997  1996         1995
              Income tax expense
              (benefit) at the federal     $ 6,055   $2,646   $(3,529)
              statutory rate
              State income taxes, net of
              federal benefit              998       474            87
              Foreign rate differential    107      (234)        (108)
              Utilization of foreign net
              operating losses             (1,118)     -             -
              carryforwards

              Nondeductible amortization
              of intangible assets          45        45       169
              Nondeductible impairment of
              assets                        -           -       3,348
              Foreign operating losses
              without current benefit        142     26          334
              Other
                                              32    131          (10)

                                          $6,261   $3,088      $  291

Provision has not been made for U.S. or additional foreign taxes on undistributed earnings of foreign subsidiaries as those earnings have been permanently reinvested. Such taxes, if any, are not expected to be significant.

Significant components of the Company's net deferred tax asset as of June 30, 1997 and 1996, are as follows:

                     ($ in thousands)    1997           1996
                     Deferred tax
                     assets:
                       Foreign loss
                     carryforwards       $5,173          $6,048
                       Accrued expenses   1,121             566
                       Property and
                     equipment              -               486
                       Allowance for
                     doubtful accounts      878             528
                       Other                756             648
                       Gross deferred
                     tax assets           7,928           8,276
                       Deferred tax
                     asset valuation     (3,372)         (5,926)
                     allowance
                     Total
                     deferred tax        4,556            2,350
                     assets
                       Deferred
                     contract profit     (803)          (274)
                       Property and
                     equipment           (739)          (83)
                       Other
                                         (96)           (292)
                           Total
                     deferred tax        (1,638)        (649)
                     liabilities

                                         $2,918    $    1,701

The   net  deferred  tax  assets  are  included  in  the  supplemental consolidated balance sheet as of June 30, 1997 and 1996, as follows:

                         ($ in        1997      1996
                         thousands)
                         Other
                         current      $3,251    $1,361
                         assets
                         Other
                         assets         -       423
                         Other
                         current      (240)         -
                         liabilities
                         Other
                         liabilities  (93)      (83)

                                      $2,918    $1,701

The net deferred tax asset includes the tax effect of approximately $11 million of pre-acquisition and post-acquisition foreign tax loss carryforwards available to offset future liabilities for foreign income tax. Substantially all of the foreign tax losses are carried forward indefinitely, subject to certain limitations. A valuation allowance has been established for the future foreign income tax benefits primarily related to income tax loss carryforwards and temporary differences based on management's assessment that it is more likely than not that such benefits will not be realized. Principally due to the use of previously reserved foreign net operating loss carryforwards, the Company's valuation allowance decreased to approximately $3.4 million at June 30, 1997, from approximately $5.9 million at June 30, 1996. The ultimate realization of the remaining loss carryforwards is dependent upon the generation of sufficient taxable income in respective jurisdictions, primarily Germany.

NOTE 13.  GEOGRAPHIC INFORMATION

The Company's operations involve a single industry segment providing clinical research and development services. The principal financial information by geographic area for the three years ended June 30, 1997, is as follows:

                 ($ in thousands)   1997     1996       1995
                 Net revenue:

                 North America      $113,589 $63,534    $43,557

                 Europe             53,599    32,834     23,443


                 Asia/Pacific       3,167         993     93

                                    $170,355 $97,361     $67,093

                 Income (loss)
                 from operations:
                 North America   $10,240  $5,537       $1,084

                 Europe            3,639    1,266      (11,531)
                 Asia/Pacific        173     (176)         -
                                 $ 14,052  $6,627     $(10,447)

                 Identifiable
                 assets:
                 North America
                                    $175,189 $81,418   $28,416

                 Europe              29,619   24,752     17,927
                 Asia/Pacific
                                        693      156     35

                                    $205,501 $106,326   $46,378


NOTE 14.  LEASES

The Company leases its facilities under operating leases which include renewal and escalation clauses. Total rent expense was approximately $8.4 million, $5.5 million, and $4.7 million for years ended June 30, 1997, 1996, and 1995, respectively. Future minimum lease payments due under noncancelable operating leases and capital lease obligations are as follow:

                                      Capital
                     ($ in thousands) leases      Operating
                                                       leases

                     1998             $352        $12,475

                     1999             26          11,726

                     2000             -           9,478

                     2001             30          8,154

                     2002             -           4,204

                     Thereafter       -           1,033

                     Total             408        $47,070
                     obligations

                     Less amount        16
                     representing
                     interest

                                      $ 392

NOTE 15.  RELATED PARTY TRANSACTIONS

Certain of the Company's Directors are related with certain of the Company's customers. Net revenue recognized from these customers was $13.1 million, $8.1 million, and $3.0 million in fiscal 1997, 1996, and 1995, respectively. Amounts included in accounts receivable at
June 30, 1997 and 1996, were $3.3 million and $1.9 million, respectively. Related party amounts included in accounts receivable are on standard terms and manner of settlement.

NOTE 16.  SUBSEQUENT EVENTS

On September 26, 1997, the Company acquired substantially all of the assets of Perceptive Systems, Inc., a Colorado corporation doing business as Hayden Image Processing Group ("Hayden") in exchange for 5,035 shares of the Company's common stock. In addition, Hayden will receive three annual contingent payments (not exceeding $228,000 in aggregate) of the Company's common stock, based onnet receipts generated by certain acquired assets. The transaction was accounted for as a purchase for financial accounting purposes.

In  November  1997,  the  stockholders  of  the  Company  approved  an amendment to the Company's 1995 Stock Plan (the "1995 Plan"). In connection therewith, the Company terminated the 1995 Non-Employee Director Stock Option Plan (the "Director Plan") and transferred all remaining shares under the Director Plan to the 1995 Plan, without increasing the aggregate number of shares available for grant under all of the Company's stock option plans. The amendment also provides for the annual formula grant of options to purchase up to 15,000 shares of common stock of the Company to non-employee directors dependent upon the attendance by such non-employee directors at meetings of the Board of Directors and committees thereof.

In December 1997, the Company acquired Kemper-Masterson, Inc. ("KMI") in a business combination accounted for as a pooling of interests. The accompanying supplemental consolidated financial statements have been retroactively restated to combine the accounts and operations of KMI with those of the Company for all periods presented.

Due to the differing year ends of the Company and KMI, financial information for dissimilar fiscal years has been combined for the Company's fiscal year 1996 and 1995. KMI's results of operations for its fiscal years ended December 31, 1996 and 1995 were combined with the Company's results of operations for the fiscal years ended June 30, 1996 and 1995, respectively. Balance sheet information as of June 30, 1996 includes the financial position of KMI as of December 31, 1996 and the Company as of June 30, 1996. Accordingly, KMI's results of operations for the six months ended December 31, 1996 (including revenue, operating income, and net income of $5.0 million, $167,000, and $117,000, respectively) were duplicated in the combined statements of operations for fiscal 1997 and 1996. Therefore, KMI's net income for one of the six month periods ended December 31, 1996, was eliminated from stockholders' equity.

Revenues and  net income  (loss)  for each of the two
 previously separate companies  for
the period prior to the KMI Acquisition are as follows:

                            Year Ended            Three
                            June 30,              Months
                            1996                  Ended
                                                  September
                                                  30, 1997
                 1997       1996        1995      1997        1996

Net Revenues:
  PAREXEL        $159,679   $88,006     $58,573   $51,211     $33,033
  KMI              10,676     9,355       8,520     3,059       2,214
                 $170,355   $97,361     $67,093   $54,270     $35,244

Net Income
(loss)
   PAREXEL       $10,848    $  4,599    ($10,630) $  3,628    $   1,936
   KMI               189          94         (41)      213           49
                 $11,037    $  4,693    ($10,671) $  3,841    $   1,985


In November 1997, the Emerging Issues Task Force (EITF) reached a consensus on issue 97-13, "Accounting for Costs Incurred in Connection with a Consulting Contract or an Internal Project that Combines Business Process Reengineering and Information Technology Transformation"(EITF 97-13) that the costs of business process reengineering activities, whether done internally or by third parties, is to be expensed as incurred. The consensus also applies to the costs of business process reengineering activities conducted in conjunction with a project to acquire, develop, or implement internal-use software. The transition provisions of EITF 97-13 require unamortized previously capitalized costs for business process reengineering activities to be written off in the Company's fiscal quarter ending December 31, 1997 and reported as a cumulative effect of a change in accounting principle. The Company is in the process of assessing the impact of EITF 97-13 and does not expect that it will have a material affect on its results of operations for the quarter ending December 31, 1997.





No dealer, sales representative
or any other person has been
authorized to give any
information or to make any           295,944 Shares
representations in connection
with this offering other than
those contained in this
prospectus, and, if given or         PAREXEL INTERNATIONAL
made, such information or            CORPORATION
representations must not be
relied upon as having been
authorized by the company, any       Common Stock
of the selling stockholders or
any of the underwriters. This
prospectus does not constitute
an offer to sell, or a
solicitation of an offer to buy,
any securities other than the
registered securities to which
it relates or an offer to, or a
solicitation of, any person in       _______________________
any jurisdiction where such
offer or solicitation would be       PROSPECTUS
unlawful. Neither the delivery
of this prospectus nor any sale
made hereunder shall, under any
circumstances, create any            ________________________
implication that there has been
no change in the affairs of the
company since the date hereof or
that the information contained
herein is correct as of any time
subsequent to the date hereof.

_________________________

TABLE OF CONTENTS
                           PAGE

Available Information          2
Incorporation of Certain
Information
 by Reference                  3
The Company                    4
Risk Factors                   7
Use of Proceeds               11
Management's Discussion and
Analysis of Financial
Condition                     12
Description of Capital Stock  20
Plan of Distribution          25
Legal Matters                 26
Experts                       26
Index to Supplemental
consolidated
   Financial Statements      F-1


PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

      Estimated expenses payable in connection with the sale of the Common Stock offered hereby are as follows:

        SEC Registration fee                      $ 2,979.67
        Nasdaq Additional Listing fee              13,637
        Legal fees and expenses                    20,000
        Accounting fees and expenses               15,000
                                           Total  $51,616.67

      The  Company  will bear all expenses shown above.   All  amounts
other than the SEC Registration fee and the Nasdaq Additional Listing fee are estimated solely for the purpose of this offering.

Item 15.  Indemnification of Directors and Officers.

      Article 6 of the Company's Restated Articles of Organization provides that the Company shall indemnify each person who is or was a director or officer of the Company, and each person who is or was serving or has agreed to serve at the request of the Company as a director or officer of, or in a similar capacity with, another organization against all liabilities, costs and expenses reasonably incurred by any such persons in connection with the defense or disposition of or otherwise in connection with or resulting from any action, suit or other proceeding in which they may be involved by reason of being or having been such a director or officer or by reason of any action taken or not taken in such capacity, except with respect to any matter as to which such person shall have been finally adjudicated by a court of competent jurisdiction not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Company. Section 67 of Chapter 156B of the Massachusetts Business Corporation Law authorizes a corporation to indemnify its directors, officers, employees and other agents unless such person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that such action was in the best interests of the corporation.

     Reference is hereby made to Section 10 of the Registration Rights Agreements filed as Exhibits 4.3 and 4.5 to this Registration Statement, for a description of indemnification arrangements between the Company and the Selling Stockholders, pursuant to which the Selling Stockholders are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the Company against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
Item 16.  Exhibits.

     Exhibits:

               4.1  Specimen certificate representing the Common
               Stock   (filed   as   Exhibit   4.1   to   Registrant's
               Registration Statement on Form S-1 (File No. 33-97406) and incorporated herein by reference).
               4.2 Agreement and Plan of Reorganization and Merger dated as of October 22, 1997 by and among the
               Company,   Kemper-Masterson,  Inc.,   KMI   Acquisition
               Corporation, Clarence A. Kemper, P. Michael Masterson, Mark A. Lester, Ronald F. Tetzlaff, Alan R. Parenteau, Jon Voss, Warren Handren and David Hyde.
               4.3 Registration Rights Agreement dated as of December 1, 1997 by and among the Company and each of
               Clarence A. Kemper, P. Michael Masterson, Mark A. Lester, Ronald F. Tetzlaff, Alan R. Parenteau, Jon Voss, Warren Handren and David Hyde.
               4.4   Asset  Purchase  Agreement  dated  as   of
               September 26, 1997 by and among the Company, Perceptive Systems, Inc. and Howard W. Foster.
               4.5 Registration Rights Agreement dated as of September 26, 1997 by and between the Company and Perceptive Systems, Inc.
               5.1  Opinion of Testa, Hurwitz & Thibeault, LLP.
              11.1 Statement re Computation of Per Share Earnings
              27.1 Financial Data Schedule
              23.1 Consent of Price Waterhouse LLP.
              23.2  Consent of Testa, Hurwitz & Thibeault,  LLP
               (included in Exhibit 5.1).
              24.1  Power of Attorney (included as part of  the
               signature page to this Registration Statement).


Item 17. Undertakings.
(a)  The undersigned Registrant hereby undertakes:
         (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;
              (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
              (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or
   the   most   recent   post-effective  amendment  thereof)   which,
   individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;
              (iii) to include any material information with respect to the plan of distribution not previously disclosed in
   the   registration  statement  or  any  material  change  to  such information in the registration statement;
        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
         (3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
          Pursuant to the requirements of the Securities Act of 1993, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Waltham, Commonwealth of Massachusetts on January __, 1998.
                             PAREXEL INTERNATIONAL CORPORATION

                             By:  /s/Josef H. von Rickenbach
                               Josef H. von Rickenbach
                                President, Chief Executive Officer and
Chairman

POWER OF ATTORNEY AND SIGNATURES
       We,   the   undersigned  officers  and  directors  of   PAREXEL
International Corporation, hereby severally constitute and appoint Josef H. von Rickenbach, William T. Sobo, Jr. and William J. Schnoor, Jr., and each of them singly, as true and lawful attorneys, with full power to them and each of them singly, to sign for us in our names in the capacities indicated below, any and all pre-effective and post-effective amendments to this Registration Statement on Form S-3, and generally to do all things in our names and on our behalf in such capacities to enable PAREXEL International Corporation to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.
Signature                 Title(s)                     Date

/s/ Josef H. von          President, Chief Executive   January 20,
Rickenbach                Officer and Chairman         1998
Josef H. von Rickenbach   (principal executive
                          officer)

/s/ William T. Sobo, Jr.  Senior Vice President and    January 20,
William T. Sobo, Jr.      Treasurer (principal         1998
                          financial and accounting
                          officer)

/s/A. Dana Callow, Jr.    Director                     January 20,
A. Dana Callow, Jr.                                    1998

/s/Patrick J. Fortune     Director                     January 20,
Patrick J. Fortune                                     1998

/s/Werner M. Herrmann     Director                     January 20,
Werner M. Herrman                                      1998

/s/Serge Okun             Director                     January 20,
Serge Okun                                             1998

/s/James A. Saalfield     Director                     January 20,
James A. Saalfield                                     1998


Schedule II

PAREXEL INTERNATIONAL CORPORATION

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES


                  Balance at   Charged to                          Balance at
                  beginning    costs and   Charged    Deductions   end of
Description       of period    expenses    to other   and write-   period
                                           accounts   offs
ALLOWANCE FOR
DOUBTFUL ACCOUNTS
Year ended June   $ 590,000    $1,106,000  --         $(349,000)   $1,347,000
30, 1995
Year ended June   1,347,000         5      --         (290,000)      1,6
30, 1996                       73,000                              30,000
Year ended June   1,630,000                 384,000
30, 1997                       1,617,000              (645,000)    2,986,000

DEFERRED TAX
ASSET VALUATION
ALLOWANCE
Year ended June   6,071,000    --                     (200,000)      7,4
30, 1995                                   1,620,000               91,000
Year ended June   7,491,000    --          --         (1,565,000)    5,9
30, 1996                                                           26,000
Year ended June   5,926,000    --          --         (2,554,000)
30, 1997                                                           3,372,000

EXHIBIT INDEX

Exhibit No.    Description of Exhibit

4.1            Specimen certificate representing the Common
               Stock   (filed   as   Exhibit   4.1   to   Registrant's
               Registration Statement on Form S-1 (File No. 33-97406) and incorporated herein by reference).
4.2            Agreement  and  Plan of  Reorganization  and
               Merger  dated as of October 22, 1997 by and  among  the
               Company,   Kemper-Masterson,  Inc.,   KMI   Acquisition
               Corporation, Clarence A. Kemper, P. Michael Masterson, Mark A. Lester, Ronald F. Tetzlaff, Alan R. Parenteau, Jon Voss, Warren Handren and David Hyde.
4.3            Registration Rights Agreement  dated  as  of
               December 1, 1997 by and among the Company and  each  of
               Clarence A. Kemper, P. Michael Masterson, Mark A. Lester, Ronald F. Tetzlaff, Alan R. Parenteau, Jon Voss, Warren Handren and David Hyde.
4.4            Asset  Purchase  Agreement  dated   as   of
               September 26, 1997 by and among the Company, Perceptive Systems, Inc. and Howard W. Foster.
4.5            Registration Rights Agreement  dated  as  of
               September 26, 1997 by and between the Company and Perceptive Systems, Inc.
5.1            Opinion of Testa, Hurwitz & Thibeault, LLP.
11.1           Statement  re  Computation  of  Per   Share
               Earnings
27.1           Financial Data Schedule
23.1           Consent of Price Waterhouse LLP.
23.2           Consent  of Testa, Hurwitz & Thibeault,  LLP
               (included in Exhibit 5.1).
24.1 Power of Attorney (included as part of the signature page to this Registration Statement).